UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

Portal Software, Inc.

(Name of Subject Company)

Portal Software, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

736126301

(CUSIP Number of Class of Securities)

Larry Bercovich

Senior Vice President, General Counsel and Secretary

Portal Software, Inc.

10200 South De Anza Boulevard

Cupertino, CA 95014

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person(s) filing statement)

With a copy to:

Michael S. Ringler, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

One Market, Spear Tower, Suite 3300

San Francisco, CA 94105

(415) 947-2000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address. The name of the subject company is Portal Software, Inc., a Delaware corporation (“Portal” or the “Company”). The address of the Company’s principal executive office is 10200 South De Anza Boulevard, Cupertino, California 95014 and the telephone number of the Company’s principal executive office is (408) 572-2000.

Securities. This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule” or “Statement”) relates to the Common Stock, $0.001 par value per share, of the Company (the “Common Stock”), including the associated preferred stock purchase rights (the “Rights” and together with the Common Stock, the “Shares”) issued pursuant to the Rights Agreement, dated as of August 16, 2002, as amended by Amendment No. 1 to Rights Agreement, dated as of April 11, 2006 (the “Rights Agreement”) between the Company and Computershare Trust Company, N.A., formerly Equiserve Trust Company, N.A. (the “Rights Agent”). As of April 19, 2006, there were 43,195,525 shares of Common Stock issued and outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address. The Company is the person filing this Statement. The information about the Company’s address and business telephone number in Item 1, under the heading “Name and Address,” is incorporated herein by reference. The Company’s website address is www.portal.com. The information on the Company’s website should not be considered a part of this Statement.

Tender Offer. This Statement relates to the tender offer by Potter Acquisition Corporation, a Delaware corporation (“Offeror”), a wholly-owned subsidiary of Oracle Systems Corporation, a Delaware corporation (“Parent”), which is a wholly-owned subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the “Schedule TO”), filed by Offeror, Parent and Oracle with the Securities and Exchange Commission (the “SEC”) on April 25, 2006, and under which Offeror is offering to purchase all outstanding Shares at a price of $4.90 per Share, net to the holder thereof in cash, without interest, less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 25, 2006 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer to Purchase and Letter of Transmittal are being mailed with this Statement and are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 11, 2006 (as such agreement may be amended from time to time, the “Merger Agreement”), by and among Parent, Offeror and the Company. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant portions of the Delaware General Corporation Law (the “DGCL”), Offeror will merge with and into the Company (the “Merger”) and each Share that is not tendered pursuant to the Offer will be converted into the right to receive cash in an amount equal to the Offer Price (other than Shares that are held by stockholders, if any, who properly exercise their dissenters’ rights under the DGCL). Following the effective time of the Merger (the “Effective Time”), the Company will continue as a wholly-owned subsidiary of Parent. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

According to the Offer to Purchase, the Offeror’s principal executive offices are located at 500 Oracle Parkway, Redwood City, CA 94065 and the telephone number of their principal executive offices is (650) 506-7000.

Item 3.	Past Contracts, Transactions, Negotiations and Agreements.

Except as described in this Statement, in the Information Statement (as defined below) or otherwise incorporated herein by reference, to the knowledge of the Company, as of the date of this Schedule, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) Offeror, Parent or Oracle or their respective executive officers, directors or affiliates.

Certain executive officers and directors of the Company have interests in the Offer and the Merger, which are described below and in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder (the “Information Statement”) that is attached as Annex I to this Statement and incorporated herein by reference, and which may present them with certain potential conflicts of interest.

In the case of each plan or agreement discussed below or in the Information Statement to which the term “change in control” applies, the consummation of the Offer would constitute a change in control.

(a)	Arrangements with Executive Officers and Directors of the Company.

Certain contracts, agreements, arrangements or understandings between the Company and its directors and officers are described in the Information Statement, which is incorporated herein by reference. The descriptions of these agreements and arrangements in the Information Statement are qualified in their entirety by reference to the agreements filed as Exhibits (e)(3) through (e)(24) hereto, which are incorporated herein by reference.

Cash Consideration Payable Pursuant to the Offer. If the Company’s directors and executive officers were to tender any Shares they own for purchase pursuant to the Offer as they have agreed pursuant to the Tender and Voting Agreements (as defined below), they would receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of April 21, 2006, the Company’s directors and executive officers owned 8,406,091 Shares in the aggregate (excluding the exercise of options to purchase Shares and Shares subject to forfeiture and a right of repurchase). If the directors and executive officers were to tender all of their Shares for purchase pursuant to the Offer as they have agreed pursuant to the Tender and Voting Agreements, and those Shares were accepted for purchase and purchased by Offeror, the directors and executive officers would receive an aggregate of $41,189,845.90 in cash, less any required withholding taxes.

As of April 21, 2006, the Company’s directors and executive officers held options to purchase 2,871,965 Shares in the aggregate, 1,497,439 of which were vested and exercisable as of that date, with exercise prices ranging from $1.95 to $14.63 and an aggregate weighted average exercise price of $5.02 per Share.

Indemnification and Insurance. Section 145 of the DGCL permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. The Company’s Amended and Restated Certificate of Incorporation provides for the indemnification of the Company’s directors to the fullest extent permissible under Delaware law. The Company’s Bylaws provide for the indemnification of officers, directors and third parties acting on behalf of the Company, provided that such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of the Company and, provided further, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful. The Company has indemnification agreements with its directors and officers, which provide for indemnification of such persons to the fullest extent permissible under Delaware law.

Following the Effective Time, Parent has agreed to, and has agreed to cause the surviving corporation in the Merger (the “Surviving Corporation”) to, fulfill and honor the obligations of the Company pursuant to any indemnification agreements between the Company and its current and former directors and officers (the “Indemnified Parties”) and any indemnification provisions set forth in the Company’s organizational documents as in effect on the date of the Merger Agreement, in each case to the full extent permitted by applicable law. The Certificate of Incorporation and Bylaws of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in the Certificate of Incorporation and Bylaws of the Company as in effect on the date of the Merger Agreement, which provisions will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights of the Indemnified Parties, unless such modification is required by law.

For a period of six (6) years after the Effective Time, Parent has also agreed to cause the Surviving Corporation to maintain directors’ and officers’ liability insurance covering those persons who are covered by the Company’s directors’ and officers’ liability insurance policy as of the date of the Merger Agreement in an amount and on terms no less favorable than those applicable to the current directors and officers of the Company.

Change in Control and Severance Agreements

The Company entered into a change in control agreement with David S. Labuda, the Company’s Chief Executive Officer, on February 9, 2005; Marc Aronson, the Company’s Senior Vice President, Engineering, on August 30, 2002; Maury Austin, the Company’s Chief Financial Officer, on June 22, 2005; and Bhaskar M. Gorti, the Company’s Senior Vice President, Sales, Services, Marketing, Alliances and Business Development on November 26, 2002. Each agreement provides for severance payments to each executive officer totaling three (3) times that executive officer’s annual base salary and target bonus compensation and for accelerated vesting of all of such executive officer’s then unvested options in the event that the executive officer is terminated without cause (or resigns in connection with a material reduction in responsibilities or compensation) within twelve (12) months following a change in control of the Company. In addition, the Compensation Committee, as plan administrator of the 1999 Stock Incentive Plan (the “1999 Plan”), has the authority to grant options and to structure repurchase rights under that plan so that the shares subject to those options or repurchase rights will immediately vest in connection with a change in control of the Company, whether by merger, asset sale, successful tender offer for more than 50% of the outstanding voting stock or by a change in the majority of the Board of Directors by reason of one or more contested elections for board membership, with this vesting to occur either at the time of this change in control or upon the subsequent involuntary termination of the individual’s service within a designated period, not to exceed eighteen (18) months, following a change in control.

On April 11, 2006, the Compensation Committee of the Board of Directors approved amendments to the change in control agreements for Messrs. Labuda, Gorti and Aronson, provided such amendments will be null and void and have no effect if the Merger is not consummated. Each such change in control agreement was amended to eliminate the severance benefits payable to such executive officer under his change in control agreement if such executive officer resigns due to a material reduction in that executive officer’s duties and responsibilities or level of management to which that executive officer reports following the change of control, and reduce the period such officer will receive continued benefits following his termination from thirty-six (36) months to eighteen (18) months.

On January 23, 2006, the Company entered into a severance agreement with Larry Bercovich, the Company’s Senior Vice President, General Counsel and Secretary, as approved by the Compensation Committee of the Board of Directors. The severance agreement is a replacement to the change in control agreement previously in effect for Mr. Bercovich dated November 5, 2004, which was not renewed in November 2005. The new severance agreement will remain in effect until December 31, 2008. The terms of the severance agreement provide, in pertinent part, that in the event of an involuntary termination of Mr. Bercovich’s employment by the Company without cause at any time or a termination by Mr. Bercovich for good reason during the period commencing with the execution of a definitive agreement relating to a change in control of the Company by merger, consolidation, sale of all or substantially all of the assets or capital stock of Company or a change in the composition of a majority of the Board of Directors in connection with certain contested elections and ending twelve (12) months after the consummation of that change in control event or (if earlier) the termination of the definitive agreement, Mr. Bercovich will be entitled to the following: (1) a cash severance equal to base salary of one (1) year to be paid in twelve (12) successive equal monthly installments over the one (1) year period following date of termination; (2) each outstanding option granted prior to November 18, 2005 to the extent outstanding at that time but not fully exercisable, will immediately accelerate and become exercisable; (3) restricted stock units awarded prior to November 18, 2005 shall fully vest and the underlying shares shall become immediately issuable; (4) the Company will, at its expense, continue to provide Mr. Bercovich and his eligible dependents with healthcare coverage under the Company’s medical and dental plans until the earlier of

(i) expiration of the twelve (12) month period measured from the date of termination or (ii) the first date covered under another employer’s health benefit program which provides substantially the same level of benefits without exclusion for pre-existing medical conditions; and (5) to the extent any bonuses which have been earned but remain unpaid at the time of termination, those bonuses shall be paid within ten (10) business days following termination date or at such later date as is necessary. The severance benefits will be subject to Mr. Bercovich’s compliance with certain restrictive covenants and execution of a general release in favor of the Company.

(b)	Arrangements with Offeror, Parent or Oracle.

Merger Agreement. The summary of the Merger Agreement contained in Section 13 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement.

Tender and Voting Agreements. The summary of the Tender and Voting Agreements, dated as of April 11, 2006, between Parent and the directors and executive officers of the Company (the “Tender and Voting Agreements”) contained in Section 13 of the Offer to Purchase is incorporated herein by reference. Such summary is qualified in its entirety by reference to the form of Tender and Voting Agreement.

Retention Agreements. On April 11, 2006, Oracle USA, Inc., a subsidiary of Oracle, entered into a Post Closing Employee Payment and Retention Agreement (the “Retention Agreement”) with each of Messrs. Labuda, Gorti, and Aronson (each a “Continuing Employee”). Under the terms of the Retention Agreements, the Continuing Employees have agreed to remain employed by Portal and thereafter Oracle USA, Inc. for at least twelve (12) months following the initial acceptance for payment by Potter Acquisition Corp. of Shares pursuant to the Offer (the “Appointment Time”) contemplated by the Merger Agreement. Following the Merger, each of the Continuing Employees will be employed by Portal and thereafter Oracle USA, Inc. on an “at-will” basis notwithstanding any agreement each of the Continuing Employees may have with Portal. Each of the Continuing Employees and their employer (Portal or Oracle USA, Inc., as applicable) has the right to terminate the employment relationship on an “at-will” basis at any time with or without cause and with or without notice. The Retention Agreements contemplate retention bonuses in the amounts of $890,000, $640,000 and $500,000 payable to Messrs. Labuda, Gorti and Aronson, respectively, subject to the continued employment of such Continuing Employee on the date of the Appointment Time. In the event the employment of a Continuing Employee is terminated by such Continuing Employee or by Portal or Oracle USA, Inc. prior to the first anniversary of the Appointment Date, such Continuing Employee will not be entitled to the retention bonus. The retention bonuses are subject to the completion of the Merger and are to be distributed on the first regular payroll of Oracle USA, Inc. after the first year anniversary of the date of the Appointment Time. This summary is qualified in its entirety to each of the Retention Agreements filed herewith as Exhibits (e)(3), (e)(4) and (e)(5).

Item 4.	The Solicitation or Recommendation.

(a)	Solicitation/Recommendation.

At a meeting held on April 11, 2006, the Board of Directors, by unanimous vote of all of its directors, (i) determined that the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger) are advisable and are fair to and in the best interests of the Company’s stockholders, (ii) approved the Merger Agreement and the transactions contemplated thereby (including the Offer, the Merger and the form of Tender and Voting Agreement), which approval constituted approval under Section 203 of the DGCL, and (iii) recommended that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

Accordingly, the Board of Directors unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

A letter to stockholders communicating the Board of Directors’ recommendation and the press release issued by the Company announcing the execution of the Merger Agreement are filed as Exhibits (a)(4) and (a)(5) hereto, respectively, and are incorporated herein by reference.

(b)	Background.

Historically, the Company has been unable to generate net income or positive cash flow from its operations. Since the Company’s inception through January 31 2005, the Company had an accumulated deficit of approximately $631 million and has consistently generated significant net losses. As a result, the Company’s operations have largely been funded by the sale of its common stock, most recently in a secondary public offering on September 12, 2003. Since that secondary offering, the Company has continued to attempt to improve its operations in order to become a profitable, cash-flow positive business. However, by the fall of 2004, without a sustained, convincing indication of improved cash flow and positive net income, the Board determined that the Company’s operations required significant changes.

During the fall of 2004, the Board made significant changes in the Company’s executive management team. The new management team focused the Company on addressing operational issues and becoming cash flow positive. The new management team pursued four key corporate initiatives to address the Board’s concerns noted above: (i) improving the Company’s corporate governance, (ii) reducing the Company’s consistent negative cash flows from operations, (iii) improving the Company’s application of revenue recognition principles and (iv) pursuing strategic alternatives to help the Company become operating cash flow positive. Having already undertaken a restructuring in October 2004 that reduced the Company’s workforce by 70 employees, management presented to the Board at its December 9, 2004 meeting a number of strategic alternatives to help further reduce the Company’s negative operating cash flow, none of which alternatives involved a sale of the Company.

In the course of the Company’s financial reconciliation process for its third quarter of fiscal year 2005 (ended October 31, 2004), an employee raised a variety of questions regarding the Company’s revenue recognition policies and other matters related to the Company’s internal control over its financial reporting. The Company undertook an extensive study to reevaluate and analyze its revenue recognition methodologies, which caused the Company to delay filing its Form 10-Q (originally due December 8, 2004). During the course of the closing process for the Form 10-Q filing, the Company also identified several material weaknesses, particularly with respect to the sufficiency of qualified personnel and finance and accounting department attrition. On December 21, 2004, the Company received a NASDAQ Staff Notification citing the Company’s failure to file its Form 10-Q and informing the Company that, unless the Company requested a hearing, its common stock would be delisted. The Company requested a hearing. The NASDAQ Listing Qualifications Panel granted the Company’s request for continued listing on February 22, 2005. Further delays caused the Company to request another extension, which the Listing Qualifications Panel granted on March 22, 2005, but on the condition that the Company file its Form 10-Q by April 17, 2005, its Form 10-K for fiscal year 2005 by May 31, 2005 and remain compliant with the periodic reporting requirements for 12 months thereafter.

On March 23, 2005, the Board of Directors of the Company met to discuss, among other things, the advisability of exploring the Company’s strategic options. Management presented an overview of the results of operations for the fourth quarter of fiscal 2005. Although the Company had met or exceeded its expectations regarding bookings, revenue and expenses, the Board realized that significant operational issues, such as the Company’s negative operating cash flows and challenges in maintaining or increasing its gross margins, continued to persist. In addition, the Board noted that, as had been the case since the Company’s inception, the Company’s primary competitors were significantly larger than the Company and had far more resources and financial strength to compete for customers. The Board also noted that the Company and certain members of the Board had in the past received unsolicited inquiries from third parties about being acquired. At the same time, it had become clear that the issues causing the delay in filing the Form 10-Q for the third quarter of fiscal 2005 threatened to impact the Company’s ability to file its Form 10-K for fiscal year 2005 within the time period prescribed by the Listing Qualifications Panel. The Board discussed the ramifications a delisting would potentially have on the Company’s business and considered the Company’s options in light of its operational and compliance issues, which included a potential merger or acquisition (with the Company either as the acquirer or the target), as well as strategic transactions that did not involve a sale of the Company. In order to explore strategic options in more detail, the Board formed a mergers, acquisitions and strategic transactions committee (the “MAST”), consisting of Rich Moran, Robert Bond, David Martin and Karen Riley, and authorized the committee to engage special counsel to provide advice in connection with the planning and execution of mergers, acquisitions and other strategic transactions, although the Board did not give the MAST committee authority to engage an outside financial advisor.

On April 15, 2005, the Company asked the Listing Qualifications Panel for an additional extension of time to file its Form 10-Q for the third quarter of fiscal 2005. On April 18, 2005, the MAST committee met, and Mr. Moran provided the committee with a summary overview of the current state of the Company, including a status of the Company’s NASDAQ listing and SEC filing progress. The committee decided to engage in general and preliminary discussions with CIBC World Markets Corp. (“CIBC World Markets”), an investment banking firm with which the Company had held informal discussions from time to time regarding the Company and its business, to discuss the Company’s current situation.

On April 25, 2005, the Company filed its Form 10-Q for the third quarter of fiscal 2005, having concluded that its accounting treatment for certain aspects of revenue recognition for the previous six fiscal quarters was appropriate in all material respects. Given the extensive effort undertaken in connection with this filing, the previously identified material weaknesses, as well as the additional requirements imposed by Section 404 of the Sarbanes-Oxley Act of 2002, it was evident that the Company would not be able to file its Form 10-K for the fiscal year ended January 28, 2005 by the May 31, 2005 deadline imposed by NASDAQ. On May 25, 2005, the Company notified NASDAQ that it would not be able to meet the May 31, 2005 deadline and requested an additional extension of time to file its Form 10-K as well as additional time to file its Forms 10-Q for the first quarter of fiscal 2006 (ended April 29, 2005) and the second quarter of fiscal 2006 (ended July 31, 2005).

On May 31, 2005, the MAST committee held a meeting, certain portions of which, at the committee’s request, were attended by representatives of CIBC World Markets, to discuss the Company’s current situation and certain options available to the Company, including continuing as an independent entity or selling the Company. The MAST committee did not determine to pursue any particular course of action at this time or otherwise reach any conclusions regarding the Company’s strategic alternatives.

On June 2, 2005, the Company’s Board of Directors held a meeting during which the members of the MAST committee apprised the other members of the Board of the status of their evaluation of the Company’s strategic alternatives. After discussion, the Board instructed the Company’s management to engage CIBC World Markets to assist the Board of Directors and the MAST committee with an evaluation of the Company’s strategic alternatives. The Company subsequently asked CIBC World Markets to provide to the Board with an overview of strategic alternatives.

On June 27, 2005, the Company received notice from the office of the General Counsel, Listing Qualifications Hearings for NASDAQ informing it that NASDAQ would delist the Company’s shares of common stock effective with the opening of business on June 29, 2005 in light of its failure to comply with the SEC’s periodic reporting requirements applicable to the Company. While NASDAQ noted that the Company appeared to be using its best efforts to remedy the filing deficiencies and that the delay in its filings did not appear to result from any intentional wrongdoing or misconduct, NASDAQ expressed concern about the number of late SEC filings and the length of time that investors would be without audited financial information. On June 29, 2005, the Company’s common stock ceased trading on the NASDAQ National Market and commenced trading on an over-the-counter securities market operated by Pink Sheets, LLC under the ticker symbol PRSF.PK.

On June 30, 2005, the Company announced preliminary, unaudited financial results for the fourth quarter of fiscal 2005. The Company reported encouraging signs regarding its business, such as increased bookings and deferred revenue for the fourth quarter of fiscal 2005 relative to the third quarter. At the same time, the Company noted that revenue and cash for the fourth quarter had declined relative to prior quarters, and the Company’s net loss had increased.

On August 31, 2005, the Company announced its preliminary first quarter fiscal 2006 unaudited financial results, which showed improvements in bookings, gross margins and deferred revenue relative to prior periods, but a decline in revenue and cash and an increase in net loss. In addition, the Company reported selected second quarter fiscal 2006 preliminary unaudited financial results, which indicated that both bookings and cash had declined relative to prior periods.

Beginning in September and October of 2005, in consultation with an outside compensation consultant, the Board and the compensation committee began a full review of all change-in-control agreements between the Company and the members of its management team (collectively, the “CIC Agreements”). The CIC Agreements provided that, in the event that the Company was subject to a change-in-control transaction (e.g., a sale of the Company to a third party) and within twelve months of such change-in-control the individual was involuntarily terminated by the Company or its successor or such individual resigned for specified good cause, the individual would be entitled to full acceleration of vesting of all unvested options, aggregate cash severance payments of up to three times such individual’s base salary and target bonus, up to three years of continued healthcare coverage and gross-up payments for any applicable taxes pursuant to Section 280G under the Internal Revenue Code. The Board and the compensation committee undertook this review because, while the Board considered the terms of the agreements at the time that they became effective to be in line with other similarly situated companies relative to the Company’s market value at that time, the significant decrease in the Company’s market value since that time meant that those same change-in-control benefits were no longer in line with similarly situated companies. Between September 2005 and April 2006, the compensation committee, in consultation with the outside compensation consultant, either allowed CIC Agreements to lapse in accordance with their terms or commenced negotiations with the relevant executives and their outside counsel to revise or replace in their entirety such agreements to bring the terms of such agreements in line with current practices at similarly situated companies.

On September 1, 2005, the Company’s Board of Directors held a meeting, which was attended by members of the senior management of the Company and representatives of CIBC World Markets. Management provided an update of the Company’s business results for the second quarter of fiscal 2006 and forecasts for the third and fourth quarters of fiscal 2006. During the first half of fiscal 2006, the Company met or exceeded every financial metric included in its financial plan except for cash expenses. However, management noted that the second quarter’s business was weaker than the first quarter’s and that the second quarter’s trends were less favorable than the first quarter’s. As of September 1, 2005, the Board had become increasingly concerned about the effect that the NASDAQ delisting and the Company’s continued delay in filing its Form 10-K for the fiscal year 2005 were having on the Company’s ability to sell its products and services. The Board discussed with management its concern with the Company’s forecasting, the negative trends reflected in the Company’s second fiscal quarter 2006 results and the Board’s confidence level regarding whether the Company had sufficient cash to fund its operations for the next 12 months. At the same time, the Board noted that, from a competitive perspective, the Company did not have the resources and scale to compete with its larger competitors, a situation that had been a consistent problem in the past and that became more acute in light of the Company’s delisting and compliance issues. Given the concerns about the Company’s continuing cash needs, management presented a plan to further reduce the Company’s spending through additional reductions in its workforce and also presented plans for the Company to remain an independent business. Following this presentation, CIBC World Markets discussed with the Board certain potential strategic alternatives for the Company that could address the Company’s current situation, including undertaking changes to continue as an independent entity or pursuing a sale of the Company to a third party.

On September 12, 2005, the Board of Directors held a special meeting, which was attended by representatives of CIBC World Markets. At this meeting, CIBC World Markets reviewed with the Board various factors impacting the Company’s ability to remain a viable independent company, such as customer and competitor consolidation, other significant market trends such as the growth of single-vendor platform solutions, elongated sales cycles for the Company and significant fixed cost obligations. CIBC World Markets also discussed with the Board an overview and timing of a potential sale process. The Board discussed further the state of the Company, including the negative trends in the Company’s financial performance and the status of the multiple, unremediated material weaknesses in its internal control over financial reporting. The Board concluded that, even if the Company were able to address its internal control, SEC compliance and NASDAQ issues, the

Company would still be in a difficult competitive position in the market and would have difficulty becoming profitable and consistently generating positive cash flow. The Board of Directors then determined to explore a sale of the Company and authorized the Company’s management, with the assistance of CIBC World Markets, to begin a sale process.

On November 28, 2005, the Company provided an update through a Form 8-K filing regarding its third quarter of fiscal year 2006, reporting bookings of $20.8 million compared to bookings of $29 million in the second quarter and $32.3 million in the third quarter of fiscal year 2005. The Company also announced that, during the course of the year-end audit for fiscal year 2005, it had identified adjustments which would result in a restatement of previous financial results for the first, second and third quarters of fiscal year 2005.

Beginning in November 2005, in accordance with the Board’s instructions, CIBC World Markets began contacting third parties that might be interested in acquiring the Company. CIBC World Markets contacted approximately 18 third parties to determine their interest in acquiring the Company, of which nine were corporations engaged in complementary lines of business and nine were financial or private equity investors with a track record of investing in companies in the technology industry. Twelve of these parties, including Oracle, indicated a desire to explore a possible acquisition of the Company and agreed to enter into a confidentiality agreement with the Company as a predicate to further discussions with the Company.

After some additional preliminary discussion with these 12 parties, CIBC World Markets was directed by the Company to distribute a confidential information memorandum to 11 parties that expressed an interest in further discussions regarding an acquisition of the Company, two of which were corporations and nine of which were financial or private equity investors. The confidential information memorandum included non-public information regarding the Company’s business and operations, as well as its recent historical financial results and projected financial results for future periods.

In December 2005 and January 2006, the Company’s management conducted a series of conference calls and meetings with several of the parties that had received the confidential information memorandum to further explain the Company’s business, operations and prospects.

On February 1, 2006, the MAST committee held a meeting, which was attended by representatives of the Company’s outside legal counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation, and CIBC World Markets. At this meeting, CIBC World Markets provided the MAST committee with an update on the status of discussions with the parties that continued to express interest in a potential acquisition of the Company.

By February 5, 2006, the Company had received initial, non-binding indications of interest from five of the parties that had expressed an interest in acquiring the Company, all of which were financial or private equity investors. These indications of interest reflected proposed price ranges of $3.25 to $4.60 per share. All indications were subject to numerous contingencies including the satisfactory completion of a full due diligence review of the Company’s business, operations, financial results, customer relationships and prospects, as well as the negotiation of satisfactory definitive agreements for a transaction.

On February 6, 2006, the Company’s Board of Directors held a meeting, which was attended by members of the Company’s senior management and the Company’s legal and financial advisors. At this meeting, the Company’s management discussed the Company’s anticipated fourth quarter and fiscal year 2006 financial results, as well as the status of the Company’s efforts to complete the audit of its fiscal year 2005 financial statements. Among other things, the Company’s management reported that the Company’s bookings totaled $52.4 million for the fourth quarter and its cash and investments were between $60.0 and $61.0 million as of January 27, 2006, an increase from $44.8 million at the end of the third quarter of fiscal year 2006. CIBC World Markets apprised the Board of Directors of the status of discussions with the parties that had expressed an interest in acquiring the Company, as well as the preliminary indications of interest that the Company had received. Wilson Sonsini then discussed the Board’s fiduciary duties in connection with its consideration of a possible sale of the Company. In light of the Company’s strong fourth quarter 2006 results (which showed that the Company had significantly exceeded its cash and bookings targets), the Board discussed the Company’s strategic options, revisiting the idea of whether the Company should remain an independent entity. After discussion, the Board unanimously agreed that the Company should seek a higher “pre-emptive” bid if the appropriate price and conditions could be obtained. Following these discussions, the Board instructed the Company’s management and financial advisor to contact the parties that had already submitted indications of interest, as well as any other parties that continued to express an interest in acquiring the Company but had not yet submitted an indication of interest, and request that such parties submit indications of interest incorporating financial information regarding the Company’s preliminary fourth quarter and fiscal year 2006 financial results, which the Company expected to announce on February 8, 2006.

By February 14, 2006, the Company had received revised preliminary, non-binding indications of interest from each of the same five parties which had previously submitted preliminary indications of interest to the Company. These revised indications of interest reflected proposed share price ranges of between $4.30 and $4.75 per share. All indications remained highly contingent on the satisfactory completion of a full due diligence review of the Company’s business, operations, financial results, customer relationships and prospects, as well as the negotiation of satisfactory definitive agreements for a transaction. In addition, on February 15, 2006, Oracle submitted to the Company a preliminary indication of interest to acquire the Company at a price range of $3.50 to $3.75 per share. Oracle’s proposal contained an exclusivity provision whereby the Company and its advisors would be required to cease discussions with all other parties regarding any acquisition of the Company as a condition to proceeding with discussions with Oracle. In addition, the proposal set forth a number of closing conditions, including the filing of the Company’s 2005 Form 10-K, absence of significant changes in the Company’s cash position, completion of the restructuring of the Company’s headquarters lease and a requirement that to-be-identified key employees have accepted employment by Oracle.

On February 17, 2006, the MAST committee held a meeting, which was attended by members of the Company’s senior management and the Company’s legal and financial advisors. At this meeting, the MAST committee was provided with an update on the status of discussions with, and indications of interest received from, all of the parties that had expressed an interest in acquiring the Company. After some discussion, the MAST committee determined to recommend to the full Board of Directors that the Company invite four of the five parties that had submitted an indication of interest to acquire the Company to conduct further due diligence on the Company and meet with the Company’s management. The MAST committee determined to exclude from the Company’s sale process one of the parties that had submitted an earlier indication of interest primarily because the mid-point of the offer price range proposed by such party was the lowest among the indications of interest received. The MAST committee further determined at this time that Oracle would not be invited to continue to participate in the Company’s sale process or engage in further due diligence of the Company unless Oracle increased its proposed offer price.

Following the February 17th meeting and throughout the month of March 2006, the Company granted the four parties that were invited to continue to participate in the Company’s sale process access to additional due diligence material regarding the Company’s business, operations, financial results and prospects. These parties also conducted a series of due diligence discussions and meetings with the Company’s management during this period.

On March 2, 2006, the Company’s Board of Directors held a meeting, which was attended by members of the Company’s senior management and the Company’s legal and financial advisors. At this meeting, CIBC World Markets and the Company’s management apprised the Board of the status of discussions and other contacts with the parties that continued to express an interest in acquiring the Company, including those that had not been invited to continue to participate in the Company’s sale process. After some discussion, the Board instructed the Company’s management and financial advisor to continue their discussions with each of the four parties that had previously submitted preliminary indications of interest to acquire the Company in an effort to increase the prices proposed and to eliminate as much of the conditionality to the indications of interest as possible.

During the weeks of February 27, 2006 and March 6, 2006, Oracle approached the Company regarding additional due diligence requests in an effort to improve its indication of interest. After some discussion with Oracle regarding its willingness to increase its proposed offer price, the Company granted Oracle access to the Company’s due diligence materials and the Company’s management continued its due diligence discussions with Oracle.

On March 18, 2006, the Company delivered a draft merger agreement to each of the parties that had expressed an interest in acquiring the Company, together with an instruction letter requesting final indications of interest by March 31, 2006.

On March 24, 2006, Oracle delivered an indication of interest to the Company with a revised offer price of $5.00 per share, subject to confirmatory due diligence but removing the transaction structuring risks to completing a transaction that had existed in its previous indication of interest. Oracle’s indication of interest contained an exclusivity provision whereby the Company and its advisors would be required to cease discussions with all other parties regarding any acquisition of the Company as a condition to proceeding with discussions with Oracle. In addition, Oracle’s indication of interest specified that the Company would use commercially reasonable efforts to assist Oracle in retaining Messrs. Labuda, Gorti and Aronson. In order to achieve the goal, Oracle stated that it expected Messrs. Labuda, Gorti and Aronson would amend their CIC Agreements such that changes in title, reporting responsibility and other administrative aspects of their employment as a result of being hired by Oracle following an acquisition would not trigger payment obligations under such agreements. Oracle’s indication of interest also contained an expiration date of March 27, 2006. Between March 24 and 27, 2006, at the Board’s request, CIBC World Markets and members of the Company’s senior management had a series of discussions with Oracle to clarify some of the terms that Oracle had proposed, including with respect to the treatment of the Company’s existing CIC Agreements in connection with a transaction, and to gauge the level of due diligence that Oracle intended to conduct prior to entering into a definitive agreement for a transaction. During this period, in accordance with the Board’s instructions, CIBC World Markets also informed Oracle that the Company’s Board was not willing to discontinue its sale process and proceed with exclusive negotiations with Oracle unless Oracle increased its proposed price. During these discussions, Oracle clarified several aspects of its indication of interest, but declined to increase its proposed price and indicated that its proposed price of $5.00 per share was not negotiable. Furthermore, Oracle emphasized that its indication of interest would expire at the end of the day on March 27th if the Company did not agree to proceed with exclusive discussions with Oracle by that time.

On March 27, 2006, the Company’s Board of Directors held a meeting, which was attended by members of the Company’s senior management and the Company’s legal and financial advisors. At this meeting, the Company’s management and financial advisor apprised the Board of the status of their discussions with Oracle and the four other parties that had previously submitted indications of interest in acquiring the Company. After some discussion, the Board instructed the Company’s management and financial advisor to continue their discussions with Oracle in a further effort to increase Oracle’s proposed price, and to continue their discussions with these other parties in an effort to determine if any of them would increase their proposed price to a level that would match or exceed the proposed price of $5.00 per share that Oracle had submitted.

On March 28, 2006, the Company’s management and Oracle, as well as their respective legal advisors, discussed the terms of Oracle’s indication of interest, including the exclusivity provisions Oracle had proposed. Later that day, the Company delivered to Oracle proposed revisions to Oracle’s indication of interest which, among other things, significantly shortened the exclusivity period that Oracle had proposed and sought clarification of the treatment of the Company’s CIC Agreements with its senior management team in connection with a transaction. In addition, in accordance with the Board’s instructions, CIBC World Markets informed the other four parties that had previously submitted indications of interest in acquiring the Company that another party had submitted an attractive indication of interest that included an exclusivity provision and, requested each of these parties to submit a revised indication of interest as soon as possible with their best and final proposed price for a transaction. Also on March 28, 2006, one of the parties that had previously submitted an indication of interest in acquiring the Company (“Party A”) delivered to the Company its comments to the Company’s proposed draft merger agreement.

Later on March 28, 2006, the Board of Directors held a telephonic meeting, which was attended by members of the Company’s senior management and the Company’s legal and financial advisors. At this meeting, CIBC World Markets and the Company’s management apprised the Board of the status of their discussions with Oracle and the other parties that had previously submitted indications of interest in acquiring the Company. Also at this meeting, Wilson Sonsini summarized the material terms of the merger agreement that Party A had delivered to the Company the prior day. After some discussion, the Board instructed the Company’s management and financial advisor to continue their discussions with Oracle and the other parties that had previously submitted indications of interest in acquiring the Company in an effort to determine if Oracle would increase its proposed price above $5.00 per share, and to determine if any of the other parties would increase their proposed price to a level that would match or exceed the proposed price of $5.00 per share that Oracle had submitted. The Board also instructed CIBC World Markets and management to request Oracle’s complete comments on the draft merger agreement for the transaction so that the Board could evaluate Oracle’s proposal in detail.

In response to the Company’s request, on March 29, 2006, Oracle delivered its comments to the Company’s proposed draft of the merger agreement for the transaction. Also on March 29, 2006, Wilson Sonsini and Party A’s legal counsel discussed Party A’s comments to the draft merger agreement for a transaction. In addition, at the Board’s direction, CIBC World Markets had discussions with another party that had submitted an indication of interest in acquiring the Company (“Party B”) and had informed CIBC World Markets that it would be submitting a revised indication of interest later that day in response to the Board’s request for best and final proposals. Thereafter, Party A submitted a revised indication of interest in acquiring the Company with a proposed price of $5.00 per share and Party B submitted a revised indication of interest in acquiring the Company with a proposed price of $5.05 per share. Both indications were still subject to numerous contingencies, including the satisfactory completion of a full due diligence review of the Company’s business and financial results, as well as the negotiation of satisfactory definitive agreements for a transaction.

Later on March 29, 2006, the Company’s Board of Directors held a telephonic meeting, which was attended by members of the Company’s senior management and the Company’s legal and financial advisors. At this meeting, Wilson Sonsini apprised the Board regarding the comments to the draft merger agreement for the transaction that the Company had received from Oracle and Party A and, together with CIBC World Markets, apprised the Board regarding the revised indications of interest in acquiring the Company that the Company had received from Oracle, Party A and Party B. Wilson Sonsini again described the Board’s fiduciary duties in connection with its consideration of the proposed sale transaction. After some discussion, the Board instructed CIBC World Markets and the Company’s management to contact Party B in order to seek a higher proposed price from Party B, clarification regarding Party B’s intended due diligence process for the transaction (and whether that due diligence process could affect Party B’s proposed price) and clarification regarding the terms and conditions of Party B’s indication of interest in the absence of a complete set of comments from Party B on the draft merger agreement for the transaction. Shortly thereafter, in accordance with the Board’s instructions, CIBC World Markets and the Company’s management held discussions with Party B and its representatives to discuss the foregoing matters.

After the foregoing discussions with Party B and its representatives, the Company’s Board of Directors held another meeting on March 29, 2006, which was attended by members of the Company’s senior management and the Company’s legal and financial advisors. At this meeting, CIBC World Markets, Wilson Sonsini and the Company’s management apprised the Board of the discussions with Party B. The Board then discussed and considered the relative level of risk and certainty surrounding the indications of interest that the Company had received from each of Oracle, Party A and Party B. Each indication contained an exclusivity provision that would require the Company and its advisors to cease discussions with all other parties regarding any acquisition of the Company. The Board determined to proceed with exclusive negotiations with Oracle given the limited comments to the draft merger agreement for the transaction that the Company had received from Oracle, the relative short period of further due diligence that Oracle indicated it would require prior to the execution of a merger agreement for the transaction, and the substantial business and financial diligence requirements of, and associated timing and risks of consummating a transaction with, Party A and Party B. After some discussion, the Board instructed the Company’s management to execute Oracle’s indication of interest, thereby agreeing to enter into exclusive negotiations with Oracle regarding a sale transaction. Under the terms of the indication of interest, the exclusivity provisions would remain in effect from March 29, 2006 until the later to occur of (a) April 10, 2006 and (b) the date that was 10 days after and excluding the date on which the Company provided Oracle with written notice that the Company was terminating discussions regarding the transaction and the Offer. The Company subsequently executed and delivered Oracle’s indication of interest and informed Party A and Party B that the Company had entered into exclusive negotiations with another party and was immediately discontinuing any further discussions with them regarding a possible acquisition of the Company. Among other provisions, Oracle’s indication of interest also required that Messrs. Labuda, Gorti and Aronson amend their CIC Agreements such that changes in title, reporting responsibility and other administrative aspects of their employment as a result of being hired by Oracle following an acquisition would not trigger payment obligations under such agreements.

Between March 29, 2006 and April 11, 2006, Oracle and members of the Company’s management held a series of due diligence discussions and meetings.

On March 31, 2006, Party B submitted another revised indication of interest to the Company reflecting a proposed price of $5.20 per share, subject to the completion of its due diligence review of the Company. Party B’s revised indication of interest indicated that it would expire on April 3, 2006. In accordance with the Company’s executed indication of interest with Oracle, the Company promptly informed Oracle of Party B’s revised indication of interest. The Company’s management delivered a copy of Party B’s revised indication of interest to all of the members of the Company’s Board of Directors and thereafter contacted them to apprise them of the Company’s legal obligations under the Company’s exclusivity agreement with Oracle.

On April 4, 2006, the Company provided Oracle with a draft tender and voting agreement for the transaction at Oracle’s request. Between April 4, 2006 and April 11, 2006, representatives of the Company and Oracle negotiated the proposed merger agreement and tender and voting agreements for the transaction, with particular emphasis on limiting the conditions to completing the transaction.

While the negotiations with Oracle were ongoing, the Company’s Board of Directors, and in particular its Compensation Committee, continued to work with counsel to Messrs. Labuda, Aronson, Gorti, and Austin (the “Key Executive Officers”) to complete proposed revisions to their existing CIC Agreements that had been under discussion for several months.

On April 4, 2006, and again on April 6, 2006, the Company’s Board of Directors held telephonic meetings, which were attended by members of the Company’s senior management and the Company’s legal and financial advisors. At these meetings, Wilson Sonsini apprised the Board of the status of their negotiations with Oracle’s legal counsel on the merger agreement and the tender and voting agreements for the transaction, and the Company’s management apprised the Board of the status of Oracle’s due diligence review of the Company. The Board also discussed the revised indication of interest that the Company had received from Party B on March 31, 2006 and the impact that it could have on the Company’s exclusive negotiations with Oracle.

On April 7, 2006, the Company’s Board of Directors held a telephonic meeting, which was attended by members of the Company’s senior management and the Company’s legal and financial advisors. At this meeting, Wilson Sonsini apprised the Board of its fiduciary duties in connection with the proposed transaction and provided a detailed summary of the terms of the most recent draft of the merger agreement and tender and voting agreements for the proposed transaction, as well as the issues that remained unresolved at that time. Also at this meeting, CIBC World Markets reviewed with the Board financial aspects of the proposed transaction with Oracle. The Board had extensive discussions regarding the foregoing matters, as well as the revised indication of interest that the Company had received from Party B on March 31, 2006. Thereafter, the Board instructed the Company’s representatives to continue their negotiations with Oracle.

During April 8 and the morning of April 9, the Company’s Board and counsel to the Key Executives completed their negotiations regarding the proposed revisions to the CIC Agreements, and each of the Key

Executives indicated their willingness to enter into them at that time. The Company and the Key Executives did not enter into the revised CIC Agreements at this time, however, due to their commitment to provide Oracle with courtesy copies of the agreements prior to entering into them. In sum, the revised CIC Agreements were intended to replace the existing CIC Agreements so as to provide the Key Executive Officers with agreements containing more standard terms and retain the executives over a period of two years following execution of the agreements. The revised CIC Agreements provided that the Key Executive Officers would receive certain restricted stock unit awards in various amounts, with such units vesting over 24 months commencing February 1, 2006, and the acceleration of vesting of 50% of the then unvested units upon a change in control.

Also on April 9, 2006, the Company’s Board of Directors held a telephonic meeting, which was attended by members of the Company’s senior management and the Company’s legal and financial advisors, to approve the proposed transaction with Oracle. At this meeting, Wilson Sonsini reiterated the Board’s fiduciary duties in connection with the proposed transaction and provided a summary of the terms of the draft merger agreement and tender and voting agreements for the proposed transaction, as well as the few immaterial matters that needed to be finalized at that time. Also at this meeting, at the Board’s request, CIBC World Markets rendered to the Board an oral opinion to the effect that, as of April 9, 2006 and based on and subject to the matters described in its opinion, the $5.00 per share cash consideration to be received in the Offer and the Merger, taken together, by holders of Shares (other than Oracle, Parent, Offeror and their respective affiliates) was fair, from a financial point of view, to such holders. After some discussion, subject to satisfactory resolution of the few immaterial matters that needed to be finalized, the Board of Directors unanimously determined that the merger agreement with Oracle and the transactions contemplated thereby (including the Offer and the Merger) were advisable and were fair to and in the best interests of the Company’s stockholders, approved the merger agreement with Oracle and the transactions contemplated thereby (including the Offer and the Merger), and recommended that the Company’ stockholders accept the Offer and tender their Shares pursuant to the Offer. The Board of Directors also approved the rights amendment.

Following the Company’s Board meeting on April 9, 2006, Wilson Sonsini and Oracle’s legal counsel continued their discussions to finalize the merger agreement and the tender and voting agreements at that time. During the remainder of this day, the Company’s management also continued their remaining due diligence meetings with Oracle and delivered to Oracle the courtesy drafts of the revised CIC Agreements between the Company and the Key Executives.

In the evening of April 9, 2006, Oracle informed the Company that Oracle was reducing its proposed price from $5.00 per share to $4.65 per share as a result of various matters, including the revised CIC Agreements that Oracle had received earlier in the day, Oracle’s due diligence review of the Company’s Financial results, the litigation exposure of the Company and an increase in the number of shares Oracle had assumed would be outstanding. Oracle also informed the Company that it would require additional time to finalize its due diligence review of the Company before it would be in a position to enter into a merger agreement for the transaction. Thereafter, the Company’s management informed the members of the Company’s Board that Oracle had reduced its proposed price for the transaction and that the Company would not be entering into the merger agreement for the transaction on the terms previously approved by the Board earlier that day.

On April 10, 2006, the Company’s management and Oracle held a series of meetings to discuss Oracle’s reduced price and matters that formed the basis for Oracle’s reduced price. Following these discussions, Oracle proposed a revised price of $4.90 per share for the transaction, but indicated that it would not raise its price any higher. Moreover, as a condition to raising its price to $4.90 per share, Oracle would require that the Company amend the existing CIC Agreements with the Key Executive Officers (other than Mr. Austin) in the manner contemplated in Oracle’s March 24, 2006 indication of interest. The material amendments to the existing CIC Agreements that Oracle requested (i) eliminated a Key Executive Officer’s ability to resign for good cause as a result of a material reduction in the Key Executive Officer’s duties and responsibilities or level of management to which the Key Executive Officer reports following a change of control and (ii) reduced the period a Key Executive Officer would receive continued benefits following his termination from 36 months to 18 months. Simultaneously with these amendments, Oracle agreed to grant the Key Executives (other than Mr. Austin)

conditional bonuses as part of retention agreements (the “Retention Agreements”). Under the terms of the Retention Agreements, Messrs. Labuda, Gorti and Aronson would agree to remain employed by the Company and thereafter by Oracle for at least 12 months following the initial acceptance for payment by Potter Acquisition Corp. of Shares pursuant to the Offer. Following the Merger, each of Messrs. Labuda, Gorti and Aronson would be employed by the Company and thereafter Oracle on an “at-will” basis notwithstanding any agreement each of Messrs. Labuda, Gorti and Aronson may have with the Company. Each of Messrs. Labuda, Gorti and Aronson and their employer (Portal or Oracle, as applicable) would have the right to terminate the employment relationship on an “at-will” basis at any time with or without cause and with or without notice. The Retention Agreements contemplated retention bonuses in the amounts of $890,000, $640,000 and $500,000 payable to Messrs. Labuda, Gorti and Aronson, respectively, subject to the continued employment of such individuals on the date of acceptance for payment by Potter Acquisition Corp. of the Shares. In the event the employment of Messrs. Labuda, Gorti or Aronson was terminated by such individual or by Portal or Oracle prior to the first anniversary of the date of acceptance for payment by Potter Acquisition Corp. of the Shares, such individual would not be entitled to the retention bonus. The retention bonuses would be subject to the completion of the Merger and would be distributed on the first regular payroll of Oracle after the first year anniversary of the date of the date of acceptance for payment by Potter Acquisition Corp. of the Shares.

In the evening of April 10, 2006, the Company’s Board of Directors held a telephonic meeting, which was attended by members of the Company’s senior management and the Company’s legal and financial advisors. At this meeting, CIBC World Markets, Wilson Sonsini and the Company’s management apprised the Board of the status of discussions with Oracle throughout the day. The Board then discussed various alternative reactions to Oracle’s reduced price, including discontinuing discussions with Oracle and thereafter seeking to initiate renewed discussions with Party A, Party B and the other parties that had submitted indications of interest in acquiring the Company, continuing to negotiate with Oracle while seeking to recover Oracle’s initially proposed price of $5.00 per share, and accepting Oracle’s reduced price of $4.90 per share while seeking improvements to certain terms and conditions that Oracle had proposed in the merger agreement and the tender and voting agreements for the transaction. After a lengthy discussion, the Board instructed CIBC World Markets to contact Oracle and convey the Company’s view that its Board required a price of $5.00 per share to proceed with a transaction with Oracle. Following this meeting, in accordance with the Board’s instructions, CIBC World Markets communicated the Board’s message to Oracle, but Oracle immediately responded that it would not increase its price above $4.90 per share, but would drop its remaining issues with the merger agreement and the tender and voting agreements for the transaction.

On April 11, 2006, the Company’s Board of Directors held a meeting, which was attended by members of the Company’s senior management and the Company’s legal and financial advisors. CIBC World Markets apprised the Board of its discussions with Oracle. The Company’s management then apprised the Board of the terms of the amended CIC Agreements (which did not include Mr. Austin), in which the affected executives had accepted Oracle’s requested amendments and their retention bonuses that Oracle had agreed to pay if their at-will employment continued for one year after a successful tender offer. Wilson Sonsini again described the Board’s fiduciary duties in connection with the transaction, as well as the terms and conditions of the merger agreement and the tender and voting agreements for the transaction. At the Board’s request, CIBC World Markets then reviewed with the Board its financial analysis of the $4.90 per share cash consideration and rendered to the Board of Directors an oral opinion (which was confirmed by delivery of a written opinion dated April 11, 2006) to the effect that, as of April 11, 2006 and based on and subject to the matters described in its opinion, the $4.90 per share cash consideration to be received in the Offer and the Merger, taken together, by holders of Shares (other than Oracle, Parent, Offeror and their respective affiliates) was fair, from a financial point of view, to such holders.

Following the foregoing, the Board had a lengthy discussion regarding the Company’s options and alternatives in light of the recent developments with Oracle. Among other things, the Board discussed whether Oracle’s currently proposed price of $4.90 per share represented the best price reasonably available to the Company in light of the other indications of interest that Party A and Party B had submitted to the Company. In connection with this discussion, the Board considered, among other things, that Oracle had completed its due diligence review of the Company and was prepared to execute the merger agreement and the tender and voting agreements immediately, that Party A and Party B had significant remaining due diligence requirements, that Party A’s comments on the draft merger agreement for the transaction reflected terms and conditions that were significantly more onerous to the Company than those reflected in the merger agreement that the Company had negotiated to finality with Oracle, and that the Company had not received Party B’s complete set of comments on the draft merger agreement for the transaction. The Board also considered the fact that any negotiation with Party A, Party B or any other party regarding an acquisition of the Company presumably would be conducted following the Company’s failed attempt to negotiate a transaction with Oracle, which carried with it a significant risk that Party A, Party B or any other party would reduce its proposed price for a transaction below that reflected in its earlier indications of interest and below the $4.90 per share offered by Oracle. The Board also considered the fact that the Company was nearing the end of its fiscal first quarter, that any negotiation of a sale of the Company to Party A, Party B or any other party would likely extend beyond the end of the first quarter, and that any negative financial results for the first quarter could cause any counterparty to reduce its proposed price for a transaction below that reflected in its earlier indications of interest and below the $4.90 per share offered by Oracle. The Board noted that the Company continued to have multiple unremediated material weaknesses in its internal control over financial reporting and, as of April 11, 2006, still had not been able to file its Form 10-K for fiscal year 2005. The Board was also concerned about management’s ability to continue to run the business while also spending a significant amount of time on this transaction and that, if the Company were to pursue an alternative transaction, management would have to continue to divert attention that it would otherwise devote to running the business to negotiating and finalizing such an alternative transaction. Further, while the Company’s performance improved during the previous fiscal year, and though the Company appeared to have made significant progress in stemming historical trends of negative cash flows from operations, the Company’s size relative to its competitors, cash balance and delay in filing its SEC reports, combined to make the Company vulnerable. This was especially true given the Company’s historical trend of significant quarterly fluctuations in its operating results. On the basis of the foregoing considerations, and after full discussion, the Company’s Board of Directors unanimously (i) determined that the merger agreement with Oracle and the transactions contemplated thereby (including the Offer and the Merger) are advisable and are fair to and in the best interests of the Company’s stockholders, (ii) approved the merger agreement with Oracle and the transactions contemplated thereby (including the Offer and the Merger), which approval constituted approval under Section 203 of the DGCL, and (iii) recommended that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer. The Board of Directors also approved the Rights Amendment and the tender and voting agreements.

Following this meeting, the Company and Parent executed the merger agreement and rights amendment, and Oracle and the signatories to the tender and voting agreements executed them.

Also on April 11, 2006, the Company and the Key Executives (other than Mr. Austin) executed the amendments to the CIC Agreements, as requested by Parent, and Parent and the Key Executives (other than Mr. Austin) executed the Retention Agreements.

Prior to the opening of the market on April 12, 2006, the Company issued a press release announcing the execution of the Merger Agreement, and the transactions contemplated thereby, including the Offer and the Merger.

(c)	Reasons for Recommendation.

In evaluating the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, the Board of Directors consulted with the Company’s senior management and legal and financial advisors, and considered a number of factors in recommending that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer, including the following:

1.

Financial Condition and Prospects of the Company. The Board of Directors’ knowledge and familiarity with the Company’s business, financial condition, results of operations, the Company’s financial plan and prospects of the Company if it were to remain independent. The Board of Directors discussed and deliberated at length concerning the Company’s current financial plan, including the risks associated with achieving and executing upon the Company’s business plans, as well as the competitive environment in which the Company operates.

2.	Analysis and Presentation of Management. The Board of Directors reviewed and considered the analyses and presentations by senior management of the Company regarding the business, operations, sales, management and competitive position of the Company.

3.	Historical Trading Prices. The historical market prices, volatility and trading information with respect to the Common Stock, including the fact that the Offer represents a premium of approximately 16.4% over the $4.19 closing price of the Shares on an over-the-counter securities market operated by Pink Sheets, LLC (“Pink Sheets”) on April 11, 2006, the last full trading day prior to the public announcement of the execution of the Merger Agreement. The Offer also represents a premium of approximately 27.7% to the one (1) month average trading price of the Shares of $3.84 per share prior to April 10, 2006, and a premium of approximately 69.4% to the six (6) month average trading price of the shares of $2.89 per share prior to April 10, 2006. The Offer is also higher than the Shares’ 52-week trading high of $4.60 per share.

4.	Certainty of Value. The fact that the cash consideration in the Offer and the Merger, although taxable, provides certainty of value.

5.	Results of Discussions with Third Parties. The results of discussions with certain other third parties regarding a possible business combination, acquisition or similar transaction with the Company.

6.	Opinion of the Company’s Financial Advisor. The opinion of CIBC World Markets Corp. (“CIBC World Markets”), dated April 11, 2006, to the Board of Directors as to the fairness, from a financial point of view and as of such date, of the $4.90 per share cash consideration to be received in the Offer and the Merger, taken together, by holders of Shares (other than Oracle, Parent, Offeror and their respective affiliates). The full text of CIBC World Markets’ written opinion, dated April 11, 2006, which describes the assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Annex II, is incorporated herein by reference and should be read carefully in its entirety. CIBC World Markets’ opinion was provided to the Board of Directors for its information in its evaluation of the $4.90 per share cash consideration payable in the Offer and the Merger and relates only to the fairness of such cash consideration from a financial point of view. CIBC World Markets’ opinion does not address any other aspect of the Offer or the Merger or any related transaction and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender Shares in the Offer or as to any other actions to be taken by any stockholder in connection with the Offer or the Merger. Holders of Shares are encouraged to read the opinion carefully in its entirety.

7.	Terms of the Merger Agreement. The provisions of the Merger Agreement, including the respective representations, warranties and covenants and termination rights of the parties and termination fees payable by the Company, including without limitation:

a.	Cash Tender Offer. The Offer and the Merger provide for a prompt cash tender offer for all Shares to be followed by a merger for the same consideration, thereby enabling the Company’s stockholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their Shares.

b.	No Financing Condition. Parent’s obligations under the Offer are not subject to any financing condition, the representations of Parent in the Merger Agreement that it has and will have sufficient funds available to it to consummate the Offer and the Merger, and Parent’s financial strength.

c.

No Solicitation. The provisions in the Merger Agreement that provide for the ability of the Board of Directors to respond to unsolicited acquisition proposals, if (A) the Board of Directors determines in good faith (after consultation with its outside legal counsel and its financial advisor) that the acquisition proposal is, or is reasonably likely to result in, a Superior Offer (as defined in Section 1.1 of the Merger Agreement) and (B) the Board of Directors determines in good faith (after consultation with its outside legal counsel) that the failure to take such actions would be inconsistent with its fiduciary duties.

d.	Change in Recommendation. The Board of Directors has the right, prior to the purchase of Shares pursuant to the Offer, to withhold, withdraw, amend or modify its approval or recommendation to the Company’s stockholders of the Merger Agreement, the Offer or the Merger under certain circumstances.

e.	Fiduciary Termination Right. The Board of Directors has the right, prior to the purchase of Shares pursuant to the Offer, to terminate the Merger Agreement upon a Company Board Recommendation Change (as defined in Section 7.2(b) of the Merger Agreement) in order to enter into a definitive agreement with respect to a Superior Offer, if, concurrent with such termination, the Company pays to Parent a $5,000,000 termination fee.

f.	Certainty of Closure. The reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement.

8.	Consolidation; Competitive Challenges. The consolidation in the business software industry and the resulting competitive challenges and pressures on smaller companies such as the Company.

9.	Failure to Close; Public Announcement. The possibility that the transactions contemplated by the Merger Agreement may not be consummated, and the effect of public announcement of the Merger Agreement, including effects on the Company’s sales, operating results and stock price, and the Company’s ability to attract and retain key management and sales and marketing personnel.

10.	Extension of Offer Period. Under certain circumstances, Parent is required to extend the Offer up to July 26, 2006 if certain conditions are not satisfied as of any expiration date.

11.	Economic Climate. The current regional, national and international economic climate.

The foregoing discussion of information and factors considered and given weight by the Board of Directors is not intended to be exhaustive, but is believed to include all of the material factors considered by the Board of Directors. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Board of Directors may have given different weights to different factors. In arriving at their respective recommendations, the directors of Portal were aware of the interests of executive officers and directors of Portal as described under “Past Contracts, Transactions, Negotiations and Agreements” in Item 3 hereof.

(d)	Intent to Tender.

To the Company’s knowledge, all of Portal’s executive officers, directors, affiliates and subsidiaries currently intend to sell or tender for purchase pursuant to the Offer any Shares owned of record or beneficially owned other than Shares subject to forfeiture and a right of repurchase. The summary of the Tender and Voting Agreements contained in Section 13 of the Offer to Purchase is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Tender and Voting Agreements.

Item 5.	Person/Assets, Retained, Employed, Compensated Or Used.

The Board of Directors retained CIBC World Markets to act as its financial advisor in connection with the Offer and the Merger. Portal has agreed to pay CIBC World Markets for its financial advisory services an aggregate fee of approximately $2.5 million, a portion of which was payable in connection with CIBC World Markets’ engagement and delivery of its opinion and a significant portion of which is contingent upon consummation of the Offer. Portal also has agreed to reimburse CIBC World Markets for its reasonable expenses incurred in performing its services, including reasonable fees and expenses of its legal counsel, and to indemnify CIBC World Markets and related parties against liabilities, including liabilities under the federal securities laws, relating to, or arising out of, its engagement. In the ordinary course of business, CIBC World Markets and its affiliates may actively trade securities of Portal and Oracle for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in those securities.

Neither Portal nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offer or the Merger.

Item 6.	Interest In Securities Of The Subject Company.

Other than as set forth below, no transactions in the Shares have been effected during the past 60 days by the Company or, to the Company’s knowledge, by any of the Company’s directors, executive officers, affiliates or subsidiaries.

(a) On March 6, 2006, the Compensation Committee proposed annual stock option grants under the 1999 Plan for fiscal year 2007 to certain executive officers. The options were approved and granted effective as of March 15, 2006 with the exercise price equal to the closing price on March 15, 2006.

Executive Officer	Number of Shares Underlying Options Granted(1)	Exercise Price per Share(2)
David S. Labuda	200,000	$3.46
Marc Aronson	100,000	$3.46
Maury Austin	85,000	$3.46
Bhaskar M. Gorti	75,000	$3.46
Larry Bercovich	50,000	$3.46

(1)	Each option has an exercise price equal to the fair market value on the grant date and will become exercisable in 48 successive equal monthly installments upon the optionee’s completion of each month of service to the Company over the 48-month period measured from the grant date, March 15, 2006. The options have a 10-year term measured from the grant date, subject to earlier termination following the optionee’s cessation of employment with the Company.
(2)	The exercise price per share is the closing price of the Shares on March 15, 2006 ($3.46).

(b) On April 13, 2006, David S. Labuda transferred 220,248 shares of Common Stock to Cindy Labuda pursuant to the terms of their divorce decree granted on March 21, 2006. In addition, Mr. Labuda is currently in the process of transferring 13,298 shares of Common Stock to Cindy Labuda pursuant to the same terms.

(c) The summary of the Tender and Voting Agreements contained in Section 13 of the Offer to Purchase is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Tender and Voting Agreements.

Item 7.	Purposes Of The Transaction And Plans Or Proposals.

(a) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer, which relate to a tender offer or other acquisition of the Company securities by the Company, any subsidiary of the Company or any other person.

(b) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer, which relate to, or would result in, (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

(c) Except as indicated in Items 3 and 4 above, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Section 14(f) Information Statement. The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Parent, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Board of Directors other than at a meeting of the Company’s stockholders.

Stockholder Approval. The Company has represented in the Merger Agreement that the execution and delivery of the Merger Agreement by the Company and the consummation by the Company of the transactions contemplated by the Merger Agreement have been duly and validly authorized by the Board of Directors, and no other corporate proceedings on the part of the Company are necessary to authorize the Merger Agreement or to consummate the transactions so contemplated, other than, with respect to the Merger, the approval of the Merger Agreement by the holders of at least a majority of the outstanding Shares prior to the consummation of the Merger (unless the Merger is consummated pursuant to the short-form merger provisions). According to the Company’s certificate of incorporation, the Shares are the only securities of the Company outstanding which entitle the holders thereof to voting rights. If following the purchase of Shares by Offeror pursuant to the Offer, Offeror and its affiliates own more than a majority of the outstanding Shares, Offeror will be able to effect the Merger without the affirmative vote of any other stockholder of the Company.

Short-Form Merger. The DGCL provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer or otherwise Offeror acquires or controls the voting power of at least 90% of the Shares, Parent would have the ability to, and will be obligated in the Merger Agreement (subject to the conditions to its obligations to effect the Merger contained in the Merger Agreement), to effect the Merger without prior notice to, or any action by, any other stockholder of the Company if permitted to do so under the DGCL. Even if Parent and Offeror do not own 90% of the outstanding Shares following consummation of the Offer, Parent and Offeror could seek to purchase additional Shares from the Company in order to reach the 90% threshold and effect a short-form merger. The consideration paid per Share for any Shares acquired from the Company would be equal to that paid in the Offer.

Top-Up Option. Pursuant to the terms of the Merger Agreement, the Company has irrevocably granted to Offeror an irrevocable option (the “Top-Up Option”), exercisable only on or after the Appointment Time, to purchase that number of Shares (the “Top-Up Option Shares”) equal to the lowest number of Shares that, when added to the number of Shares owned by Offeror at the time of such exercise, shall constitute one share more than 90% of the Shares then outstanding (assuming the issuance of the Top-Up Option Shares and the exercise of all outstanding exercisable options to purchase Shares with an exercise price equal to or less than $6.00) at a price per share equal to the Offer Price; provided, however, that the Top-Up Option shall not be exercisable unless immediately after such exercise and the issuance of Shares pursuant thereto, Offeror would own more than 90% of the Shares then outstanding; and provided further, however, that in no event shall the Top-Up Option be exercisable for a number of Shares in excess of the Company’s then authorized and unissued shares of Common Stock (giving effect to shares of Common Stock reserved for issuance under the Company option plans as though such shares were outstanding).

Offeror may exercise the Top-Up Option, in whole but not in part, at any one time after the occurrence of a Top-Up Exercise Event and prior to the earlier to occur of (i) the Effective Time and (ii) the termination of the

Merger Agreement pursuant to its terms. A “Top-Up Exercise Event” shall occur only upon Offeror’s acceptance of Shares for payment pursuant to the Offer or acquisition of Shares pursuant to the Offer constituting at least 85% of the Shares then outstanding.

Delaware Anti-Takeover Law. Section 203 of the DGCL (“Section 203”) prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire 15% percent or more of a corporation’s outstanding voting stock) for a period of three (3) years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. The Board of Directors approved for purposes of Section 203 the Merger Agreement and the consummation of the transactions contemplated thereby and has taken all appropriate action so that Section 203, with respect to the Company, will not be applicable to Parent and Offeror by virtue of such actions. In addition, the Board of Directors approved for purposes of Section 203 the Tender and Voting Agreements between Parent and each of the directors and executive officers party thereto and the transactions contemplated thereby and has taken all appropriate action so that Section 203 with respect to the Company will not be applicable to Parent and Offeror by virtue of such action.

Antitrust. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Parent of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Parent has not yet filed a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger. The required waiting period with respect to the Offer and the Merger will expire 15 calendar days after such filing is made unless earlier terminated by the FTC and the Antitrust Division or Parent and Offeror receive a request for additional information or documentary material (a “Second Request”) prior to that time. If within the 15 calendar day waiting period either the FTC or the Antitrust Division issues a Second Request to Parent or Offeror, the waiting period with respect to the Offer and the Merger would be extended for an additional period of ten calendar days following the date of substantial compliance by Parent and Offeror with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act and the rules promulgated thereunder. After that time, the waiting period could be extended only by a court order or with Parent’s and Offeror’s consent. The FTC or the Antitrust Division may terminate the additional ten calendar day waiting period before its expiration. In practice, complying with a Second Request can take a significant period of time. The Company also has not yet filed its Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the Offer, and could possibly receive a Second Request from either the FTC or the Antitrust Division. Failure by the Company to comply with an applicable Second Request will not extend the waiting period with respect to the purchase of Shares in the Offer. The Merger will not require an additional filing under the HSR Act if Offeror owns at least 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

At any time before or after Offeror’s purchase of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the Merger or seeking the divestiture of Shares acquired by Offeror or the divestiture of substantial assets of Parent or its subsidiaries, or of the Company or its subsidiaries. Private parties and state or foreign governments may also bring legal action under the antitrust laws under certain circumstances, and notification to foreign governments may be required. While

Portal believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state, foreign or any other person, Offeror may not be obligated to consummate the Offer.

Appraisal Rights. No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, persons who are then stockholders of the Company will have certain rights under Section 262 of the DGCL to dissent and demand appraisal of, and payment in cash of the fair value of, their Shares. Such rights, if the statutory procedures were complied with, will lead to a judicial determination of the fair value (excluding any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash to such dissenting stockholders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the Merger and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the purchase price per Share pursuant to the Offer or the consideration per Share to be paid in the Merger.

In addition, several decisions by Delaware courts have held that, in certain instances, a controlling stockholder of a corporation involved in a merger has a fiduciary duty to the other stockholders to ensure that the merger is fair to such other stockholders. In determining whether a merger is fair to minority stockholders, the Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there were fair dealings among the parties. Although the remedies of rescission or other damages are possible in an action challenging a merger as a breach of fiduciary duty, decisions of the Delaware courts have indicated that in most cases the remedy available in a merger that is found not to be “fair” to minority stockholders is a damages remedy based on essentially the same principles as an appraisal unless the controlling stockholder used coercion or fraud to induce the merger.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under the DGCL. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL. Appraisal rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to stockholders if the Merger is consummated. Stockholders who will be entitled to appraisal rights in connection with the Merger will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith before such stockholders have to take any action relating thereto. Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights.

Rights Plan. Pursuant to the Rights Agreement, on August 16, 2002, the Board of Directors declared a dividend of one Right to purchase one one-thousandth of a share of the Company’s Series A Junior Participating Preferred Stock (“Series A Preferred”) for each outstanding Share. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Preferred at an exercise price of $14.00 (the “Purchase Price”), subject to adjustment.

In connection with the Merger Agreement, the Company and the Rights Agent entered into the Rights Amendment. The effect of the Rights Amendment is to permit the execution of the Merger Agreement and the performance and consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, without triggering the separation or exercise of the Rights or any adverse event under the Rights Agreement.

The Rights Amendment generally provides that (i) Oracle shall not be an Acquiring Person under the Rights Agreement solely by virtue of entering into the Merger Agreement and the performance of the transactions contemplated thereby, including the Offer and the Merger and (ii) the entry into the Merger Agreement, the Offer, the Merger and the performance of the transactions contemplated thereby shall not result in the grant of

Rights to any person under the Rights Agreement or enable or require the Rights to be exercised, distributed or triggered.

Litigation.

On July 9, 2001, a purported class action complaint was filed in the Federal District Court Southern District of New York against Portal, certain of its officers and several underwriters of the Company’s initial public offering (“IPO”). The lawsuit alleges violations of Section 11 of the Securities Act of 1933, as amended (the “Securities Act”) and Section 10(b) of the Exchange Act arising from alleged improprieties by the underwriters in connection with the Company’s 1999 IPO and follow-on public offering, and claims to be on behalf of all persons who purchased Portal shares from May 5, 1999 through December 6, 2000. Four (4) additional nearly identical class actions were also filed in July and August 2001 based on essentially the same facts and allegations. Specifically, the complaints allege the underwriters charged certain of their customers fees in excess of those disclosed in the prospectus and engaged in certain allegedly improper activities in connection with the distribution of the IPO shares. The complaint was subsequently amended to allege similar claims with respect to the Company’s secondary public offering in September 2003.

The cases have been consolidated into a single action, and a consolidated complaint was filed on April 19, 2002. These actions are part of the IPO Securities Litigation against approximately three hundred (300) issuers and nearly fifty-five (55) underwriters alleging claims virtually identical to those alleged against the Company. The action seeks damages in an unspecified amount. A motion to dismiss addressing issues common to the companies and individuals who have been sued in these actions has been denied.

On October 13, 2004, the Court certified a class in six (6) of the approximately three hundred (300) other nearly identical actions and noted that the decision is intended to provide strong guidance to all parties regarding class certification in the remaining cases. Plaintiffs have not yet moved to certify a class in the Portal case. The Company has approved a settlement agreement and related agreements which set forth the terms of a settlement between the Company, the plaintiff class and the vast majority of the other approximately three hundred (300) issuer defendants. Among other provisions, the settlement provides for a release of the Company and the individual defendants for the conduct alleged in the action to be wrongful.

The Company would agree to undertake certain responsibilities, including agreeing to assign away, not assert, or release certain potential claims the Company may have against the underwriters. The settlement agreement also provides a guaranteed recovery of $1 billion to plaintiffs for the cases relating to all of the approximately three hundred (300) issuers. Pursuant to those agreements Portal’s insurers would participate in an undertaking to guarantee a minimum recovery by the plaintiffs. To the extent that the underwriter defendants settle all of the cases for at least $1 billion, no payment will be required under the issuers’ settlement agreement. To the extent that the underwriter defendants settle for less than $1 billion, the issuers (including Portal) are required to make up the difference. On April 20, 2006, JPMorgan Chase and the plaintiffs reached a preliminary agreement for a settlement of $425 million. The JPMorgan Chase settlement has not yet been approved by the Court. However, if it is finally approved, then the maximum amount for which the issuers’ (including Portal’s) insurers will be potentially liable is $575 million. It is anticipated that any potential financial obligation of Portal to plaintiffs pursuant to the terms of the settlement agreement and related agreements will be covered by existing insurance.

Therefore, the Company does not expect that the settlement will involve any payment by Portal. Based on the amount of Portal’s insurance and agreement of the insurers to cover legal expenses after June 1, 2003, Portal does not anticipate additional expenses or liability if the settlement is approved. The Company is currently not aware of any material limitations on the expected recovery of any potential financial obligation to plaintiffs from the defendants’ insurance carriers. The defendants’ carriers are solvent, and the Company is not aware of any uncertainties as to the legal sufficiency of an insurance claim with respect to any recovery by plaintiffs. If material limitations on the expected recovery of any potential financial obligation to the plaintiffs from Portal’s insurance carriers should arise, Portal’s maximum financial obligation to plaintiffs pursuant to the settlement agreement would be less than $3.4 million. However, if the JPMorgan Chase settlement is finally approved, Portal’s maximum financial obligation to the plaintiffs pursuant to the settlement agreement would be less than $2 million. On February 15, 2005, the Court granted preliminary approval of the settlement agreement, subject to certain modifications consistent with its opinion. Those modifications have been made. On March 20, 2006, the underwriter defendants submitted objections to the settlement to the Court. The Court held a hearing regarding these and other objections to the settlement at a fairness hearing on April 24, 2006, but has not yet issued a ruling. There is no assurance that the Court will grant final approval to the settlement. To the extent the settlement agreement is not approved, the Company will vigorously defend the action.

On November 13, 2003 Portal announced that its results for the quarter ended October 31, 2003 would be lower than previously estimated. On November 20, 2003 a purported class action complaint was filed in the United States District Court for the Northern District of California against Portal, and certain of its officers and directors. The lawsuit claims to be on behalf of all persons who purchased Portal shares from May 20, 2003 through November 13, 2003 (the “Class Period”). Several similar class actions have also been filed in the same court based on essentially the same facts and allegations. These cases were consolidated on February 4, 2004 and a lead plaintiff and lead plaintiff’s counsel were appointed on March 25, 2004. On May 24, 2004, the lead plaintiff filed a consolidated amended complaint alleging violations of Section 10(b) and Section 20(a) of the Exchange Act arising from allegations that during the Class Period, Portal recognized revenue improperly and failed to disclose declining demand for its products and services. The consolidated amended complaint seeks damages in an unspecified amount. The defendants moved to dismiss this complaint on July 6, 2004 and the hearing on the motion was scheduled for September 30, 2004. On September 23, 2004, the lead plaintiff filed a motion for leave to file an amended complaint and requested continuance of the hearing to allow them time to prepare a proposed amended complaint. The Court allowed plaintiff sixty (60) days to file a motion for leave to amend, along with the required proposed amendment and took the original hearing date off calendar. The lead plaintiff’s motion for leave to amend and the proposed amended complaint were due to be filed by or about November 29, 2004. Lead plaintiff filed a second amended complaint on November 29, 2004. The second amended complaint purports to add a new plaintiff that may have purchased shares in, or traceable to, the September 2003 secondary offering and to add claims under Sections 11 and 12(a) of the Securities Act on the basis that the registration statement for the secondary offering contained allegedly material misstatements or omissions. The defendants moved to strike the second amended complaint on December 2, 2004. On December 7, 2004 the Court set a briefing schedule for the motion to strike. Plaintiffs filed a motion for leave to amend on December 22, 2004 correcting their failure to file the motion concurrent with the proposed second amended complaint. Defendants filed an opposition to the motion for leave to amend on January 6, 2005. A hearing on defendants’ motion to strike on plaintiffs’ motion for leave to amend was held on January 27, 2005. On March 10, 2005, the Court granted plaintiffs’ motion for leave to amend and terminated as moot defendants’ motions to dismiss the consolidated amended complaint and to strike the improperly filed consolidated second amended complaint. The defendants moved to dismiss the consolidated second amended complaint on April 15, 2005. On May 19, 2005, plaintiffs filed their third consolidated amended complaint. The defendants moved to dismiss the third consolidated amended complaint on June 2, 2005, and a hearing on this motion was conducted on July 7, 2005. On August 10, 2005, the Court issued an order granting defendants’ motion to dismiss the third consolidated amended complaint as to all asserted claims and allowing plaintiffs leave to file a fourth consolidated amended complaint on or before October 11, 2005. On October 11, 2005, plaintiffs filed their fourth consolidated amended complaint. Defendants filed a motion to dismiss the fourth consolidated amended complaint on December 9, 2006. A hearing on the motion to dismiss was held on March 23, 2006. The Court took the matter under submission. The parties are awaiting a ruling. In the opinion of management, resolution of this litigation is not expected to have a material adverse effect on the financial position of Portal. However, depending on the amount and timing, an unfavorable resolution of these matters could materially affect the Company’s future results of operations or cash flows in a particular period. The Company believes the lawsuits are without merit. However, due to the inherent uncertainties of litigation, the Company cannot accurately predict the ultimate outcome of the litigation.

On April 21, 2006, a putative class action lawsuit was filed in the Superior Court of California, County of Santa Clara against the Company and the members of the Board of Directors. The case is captioned William

Dashiell v. Portal Software Inc., et al, Case No. 106CV062133. The complaint alleges that the Board of Directors breached their fiduciary duties of loyalty, due care, independence, good faith and fair dealing by approving the Merger Agreement and the transactions contemplated by the Merger Agreement. The complaint alleges, among other things, that the defendants were motivated by virtue of the proposed indemnification agreements Oracle would provide them with and did not engage in sufficient efforts to obtain the best offer possible for stockholders. The complaint seeks, among other things, an injunction prohibiting the Company from consummating the transaction, imposition of a constructive trust for any benefits improperly received by the Company and the members of the Board of Directors, as well as attorneys’ fees and costs.

Berggruen Letter. On April 19, 2006, the Company received a letter from Berggruen Holdings North America Ltd., a holder of a 9.1% voting interest in the Company (“Berggruen”), which is attached as an exhibit to the 13D/A filed by Berggruen with the SEC on April 19, 2006. In this April 19, 2006 filing, Berggruen maintained that the Offer Price represents a significant discount to the intrinsic value of the Company given its cash balance and significant net operating loss tax carry-forwards. Berggruen believes that the Company should continue working with its auditors to promptly file its financial statements and re-list on NASDAQ, after which, Berggruen argues, the Company could realize considerable sales and cash flow growth. Berggruen questioned the judgment of the Company and the Board of Directors in approving the Merger Agreement and the Offer, considering the Company’s value proposition as an independent company or as an acquisition candidate for other strategic players in the industry. Berggruen requested that the Company engage a “blue chip investment bank” to conduct a formal process, to the extent the Company had not already done so. In determining how to respond to the tender offer, Berggruen intends to evaluate various options, including but not limited to, its rights as provided by the Company’s bylaws, the DGCL and federal securities laws.

Item 9.	Materials to be Filed as Exhibits.

The following exhibits are filed herewith:

Exhibit Number	Description
(a)(1)	Offer to Purchase, dated April 25, 2006 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed with the SEC by Potter Acquisition Corporation, Oracle Systems Corporation and Oracle Corporation on April 25, 2006).

(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed with the SEC by Potter Acquisition Corporation, Oracle Systems Corporation and Oracle Corporation on April 25, 2006).

(a)(3)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (attached hereto as Annex I).

(a)(4)*	Letter dated April 26, 2006 to stockholders of Portal Software, Inc.

(a)(5)	Press Release issued by Portal Software, Inc. on April 12, 2006 (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC on April 12, 2006).

(a)(6)	Information regarding Customer and Partner Conference Call, dated April 12, 2006 (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC on April 14, 2006).
(a)(7)	Transcript of Conference Call with Customers and Partners (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC on April 14, 2006).

(a)(8)	Letter, dated April 12, 2006, to Portal Partners (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC on April 14, 2006).

(a)(9)	Letter, dated April 12, 2006, to Portal Customers (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC on April 14, 2006).

Exhibit Number	Description
(a)(10)	Portal Software, Inc. Employee FAQ (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC on April 18, 2006).

(a)(11)	Slide Presentation for Portal Software, Inc. All Hands Meeting (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC on April 18, 2006).

(a)(12)	Customer and Partner Slide Presentation (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC on April 18, 2006).

(e)(1)	Agreement and Plan of Merger, dated April 11, 2006 by and among Oracle Systems Corporation, Potter Acquisition Corporation and Portal Software, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC on April 17, 2006).

(e)(2)	Form of Tender and Voting Agreement (incorporated by reference to Exhibit 1 to the Schedule 13D filed with the SEC by Oracle Systems Corporation and Oracle Corporation on April 21, 2006).

(e)(3)*	Post Closing Payment and Retention Agreement dated April 11, 2006, between David S. Labuda and Oracle USA, Inc.

(e)(4)*	Post Closing Payment and Retention Agreement dated April 11, 2006, between Bhaskar M. Gorti and Oracle USA, Inc.

(e)(5)*	Post Closing Payment and Retention Agreement dated April 11, 2006, between Marc Aronson and Oracle USA, Inc.

(e)(6)	Form of Change in Control Severance Agreement for Executive Officers (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed with the SEC on April 25, 2005).

(e)(7)	Form of Severance Agreement between Larry Bercovich and Portal Software, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC on January 27, 2006).

(e)(8)	Employment and Change of Control Agreement dated February 9, 2005 between David S. Labuda and Portal Software, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC on February 9, 2005).

(e)(9)	Change of Control Agreement between Maury Austin and Portal Software, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC on June 23, 2005).

(e)(10)	Amendment to Employment and Change of Control Agreement dated April 11, 2006 between David S. Labuda and Portal Software, Inc. (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed with the SEC on April 17, 2006).

(e)(11)	Amendment to Change in Control Severance Agreement dated April 11, 2006 between Bhaskar M. Gorti and Portal Software, Inc. (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed with the SEC on April 17, 2006).
(e)(12)	Amendment to Change in Control Severance Agreement dated April 11, 2006 between Marc Aronson and Portal Software, Inc. (incorporated by reference to Exhibit 2.4 to the Current Report on Form 8-K filed with the SEC on April 17, 2006).

(e)(13)	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-1/A filed with the SEC on April 14, 1999).

Exhibit Number	Description
(e)(14)	Certificate of Amendment to Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.3 to the Quarterly Report on Form 10-Q filed with the SEC on December 14, 2000).

(e)(15)	Certificate of Amendment to Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.4 to the Annual Report on Form 10-K filed with the SEC on April 14, 2004).

(e)(16)	Certificate of Designation for Series A Junior Preferred Stock (included in Exhibit (e)(14) below).

(e)(17)	Rights Agreement between Portal Software, Inc. and Equiserve Trust Company, N.A., dated August 16, 2002 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC on August 20, 2002).

(e)(18)	Amendment No. 1 to Rights Agreement between Portal Software, Inc. and Computershare Trust Company, N.A., formerly Equiserve Trust Company, N.A., dated April 11, 2006 (incorporated by reference to Exhibit 4.2 to the Form 8-A/A filed with the SEC on April 17, 2006).

(e)(19)	Bylaws (incorporated by reference to Exhibit 3.2 to the Annual Report on Form 10-K filed with the SEC on April 23, 2001)

(e)(20)	1995 Stock Option/Stock Issuance Plan (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-1/A filed with the SEC on April 14, 1999).

(e)(21)	1999 Stock Incentive Plan, as amended and restated through February 1, 2002 (incorporated by reference to Exhibit 10.5 to the Annual Report on Form 10-K filed with the SEC on March 25, 2002).

(e)(22)	Form of Directors’ and Officers’ Indemnification Agreement (pre-October 2002) (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-1/A filed with the SEC on April 14, 1999).

(e)(23)	Form of Directors’ and Officers’ Indemnification Agreement (as amended through October 2002) (incorporated by reference to Exhibit 10.17 to the Annual Report on Form 10-K filed with the SEC on May 1, 2003).

(e)(24)	Form of Directors’ and Officers’ Indemnification Agreement (as amended through August 2005) (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC on February 24, 2005).

(g)	Not Applicable.

Annex I	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.

Annex II	Opinion of CIBC World Markets Corp., dated April 11, 2006.

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PORTAL SOFTWARE, INC.

/s/ LARRY BERCOVICH

Dated: April 26, 2006	Larry Bercovich
SVP, General Counsel & Secretary

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)	Offer to Purchase, dated April 25, 2006 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed with the SEC by Potter Acquisition Corporation, Oracle Systems Corporation and Oracle Corporation on April 25, 2006).

(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed with the SEC by Potter Acquisition Corporation, Oracle Systems Corporation and Oracle Corporation on April 25, 2006).

(a)(3)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (attached hereto as Annex I).

(a)(4)*	Letter dated April 26, 2006 to stockholders of Portal Software, Inc.

(a)(5)	Press Release issued by Portal Software, Inc. on April 12, 2006 (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC on April 12, 2006).

(a)(6)	Information regarding Customer and Partner Conference Call, dated April 12, 2006 (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC on April 14, 2006).

(a)(7)	Transcript of Conference Call with Customers and Partners (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC on April 14, 2006).

(a)(8)	Letter, dated April 12, 2006, to Portal Partners (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC on April 14, 2006).

(a)(9)	Letter, dated April 12, 2006, to Portal Customers (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC on April 14, 2006).

(a)(10)	Portal Software, Inc. Employee FAQ (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC on April 18, 2006).

(a)(11)	Slide Presentation for Portal Software, Inc. All Hands Meeting (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC on April 18, 2006).

(a)(12)	Customer and Partner Slide Presentation (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC on April 18, 2006).

(e)(1)	Agreement and Plan of Merger, dated April 11, 2006 by and among Oracle Systems Corporation, Potter Acquisition Corporation and Portal Software, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC on April 17, 2006).

(e)(2)	Form of Tender and Voting Agreement (incorporated by reference to Exhibit 1 to the Schedule 13D filed with the SEC by Oracle Systems Corporation and Oracle Corporation on April 21, 2006).

(e)(3)*	Post Closing Payment and Retention Agreement dated April 11, 2006, between David S. Labuda and Oracle USA, Inc.

(e)(4)*	Post Closing Payment and Retention Agreement dated April 11, 2006, between Bhaskar M. Gorti and Oracle USA, Inc.

(e)(5)*	Post Closing Payment and Retention Agreement dated April 11, 2006, between Marc Aronson and Oracle USA, Inc.

Exhibit Number	Description
(e)(6)	Form of Change in Control Severance Agreement for Executive Officers (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed with the SEC on April 25, 2005).

(e)(7)	Form of Severance Agreement between Larry Bercovich and Portal Software, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC on January 27, 2006).

(e)(8)	Employment and Change of Control Agreement dated February 9, 2005 between David S. Labuda and Portal Software, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC on February 9, 2005).

(e)(9)	Change of Control Agreement between Maury Austin and Portal Software, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC on June 23, 2005).

(e)(10)	Amendment to Employment and Change of Control Agreement dated April 11, 2006 between David S. Labuda and Portal Software, Inc. (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed with the SEC on April 17, 2006).

(e)(11)	Amendment to Change in Control Severance Agreement dated April 11, 2006 between Bhaskar M. Gorti and Portal Software, Inc. (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed with the SEC on April 17, 2006).

(e)(12)	Amendment to Change in Control Severance Agreement dated April 11, 2006 between Marc Aronson and Portal Software, Inc. (incorporated by reference to Exhibit 2.4 to the Current Report on Form 8-K filed with the SEC on April 17, 2006).

(e)(13)	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-1/A filed with the SEC on April 14, 1999).

(e)(14)	Certificate of Amendment to Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.3 to the Quarterly Report on Form 10-Q filed with the SEC on December 14, 2000).

(e)(15)	Certificate of Amendment to Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.4 to the Annual Report on Form 10-K filed with the SEC on April 14, 2004).

(e)(16)	Certificate of Designation for Series A Junior Preferred Stock (included in Exhibit (e)(14) below).

(e)(17)	Rights Agreement between Portal Software, Inc. and Equiserve Trust Company, N.A., dated August 16, 2002 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC on August 20, 2002).

(e)(18)	Amendment No. 1 to Rights Agreement between Portal Software, Inc. and Computershare Trust Company, N.A., formerly Equiserve Trust Company, N.A., dated April 11, 2006 (incorporated by reference to Exhibit 4.2 to the Form 8-A/A filed with the SEC on April 17, 2006).

(e)(19)	Bylaws (incorporated by reference to Exhibit 3.2 to the Annual Report on Form 10-K filed with the SEC on April 23, 2001)

(e)(20)	1995 Stock Option/Stock Issuance Plan (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-1/A filed with the SEC on April 14, 1999).

Exhibit Number	Description
(e)(21)	1999 Stock Incentive Plan, as amended and restated through February 1, 2002 (incorporated by reference to Exhibit 10.5 to the Annual Report on Form 10-K filed with the SEC on March 25, 2002).

(e)(22)	Form of Directors’ and Officers’ Indemnification Agreement (pre-October 2002) (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-1/A filed with the SEC on April 14, 1999).

(e)(23)	Form of Directors’ and Officers’ Indemnification Agreement (as amended through October 2002) (incorporated by reference to Exhibit 10.17 to the Annual Report on Form 10-K filed with the SEC on May 1, 2003).

(e)(24)	Form of Directors’ and Officers’ Indemnification Agreement (as amended through August 2005) (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC on February 24, 2005).

(g)	Not Applicable.

Annex I	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.

Annex II	Opinion of CIBC World Markets Corp., dated April 11, 2006.

*	Filed herewith.

Annex I

Portal Software, Inc.

10200 South De Anza Boulevard

Cupertino, CA 95014

Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934

and Rule 14f-1 thereunder

This Information Statement is being mailed on or about April 26, 2006 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (“Schedule 14D-9”) to holders of shares of common stock, $0.001 par value (the “Common Stock”), including the associated preferred stock purchase rights (the “Rights” and together with the Common Stock, the “Shares”), of Portal Software, Inc., a Delaware corporation (the “Company”). Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Schedule 14D-9. You are receiving this Information Statement in connection with the possible appointment of persons designated by Oracle Systems Corporation, a Delaware corporation (“Parent”), which is a wholly-owned subsidiary of Oracle Corporation (“Oracle”), to the board of directors of the Company (the “Company Board”). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of April 11, 2006 (the “Merger Agreement”), by and among Parent, Potter Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Parent (the “Offeror”), and the Company.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder. This Information Statement supplements certain information in the Solicitation / Recommendation Statement filed on Schedule 14D-9 to which this Information Statement is attached as Annex I. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

Pursuant to the Merger Agreement, on April 25, 2006, Offeror commenced a cash tender offer to purchase all outstanding Shares at a price of $4.90 per Share, net to the holder thereof in cash, without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 25, 2006 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Offeror, Parent and Oracle with the Securities and Exchange Commission (the “SEC”) on April 25, 2006. The Offer is scheduled to expire at 12:00 Midnight on May 22, 2006. However, Offeror is required to extend the Offer from time to time to the extent provided in the Merger Agreement, as necessary, until all of the conditions to the Offer have been satisfied or waived.

Following the successful completion of the Offer, upon approval by a stockholder vote, if required, Offeror will be merged with and into the Company (the “Merger”). The Offer, the Merger and the Merger Agreement are more fully described in Schedule 14D-9 to which this Information Statement is attached as Annex I, which was filed by the Company with the SEC on April 26, 2006 and which is being mailed to stockholders of the Company along with this Information Statement.

The information contained in this Information Statement concerning Parent, Offeror and the Oracle Designees (as defined below) has been furnished to the Company by either Parent or Offeror, and the Company assumes no responsibility for the accuracy or completeness of such information.

General

The Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of the stockholders of the Company. Each Share entitles its record holder to one vote on all matters submitted to a vote of the Company’s stockholders. As of April 19, 2006, there were 43,195,525 Shares issued and outstanding.

Oracle Designees

The Merger Agreement provides that, effective upon the acceptance for payment of the Shares pursuant to the Offer, Parent will be entitled to elect or designate such number of directors (the “Oracle Designees”), rounded up to the next whole number, on the Company Board as is equal to the product of (i) the total number of directors on the Company Board (giving effect to the directors elected by Parent pursuant to the Merger Agreement) and (ii) the percentage that the number of Shares owned by Parent and Offeror bears to the total number of Shares then outstanding. Promptly following a request by Parent, the Company shall take all action reasonably necessary to cause the Oracle Designees to be elected or appointed to the Company Board, including, without limitation, at the option of Parent, increasing the number of directors, or seeking and accepting resignations of incumbent directors. The Company shall, upon Parent’s request, also cause persons elected or designated by Parent to constitute the same percentage (rounded up to the next whole number) as is on the Company Board of (i) each committee of the Company Board (other than as it relates to action which may be taken or is required to be taken by the Continuing Directors (as defined below) pursuant to the Merger Agreement) (ii) each board of directors (or similar body) of each Company subsidiary and (iii) each committee (or similar body) of each such board, in each case only to the extent permitted by applicable law or the rules of any stock exchange on which the Shares are listed. The Company’s obligations to appoint Oracle Designees to the Company Board are subject to Section 14(f) of the Exchange Act and Rule 14f-1 under the Exchange Act.

Notwithstanding the foregoing, the Merger Agreement provides that in the event the Oracle Designees are elected to the Company Board prior to the Effective Time and any director who was a director of the Company on April 11, 2006, the date the Merger Agreement was signed and continuing to serve on the Company Board (each a “Continuing Director” and collectively the “Continuing Directors”), the affirmative vote of a majority of the Continuing Directors, or the affirmative vote of the sole Continuing Director if there is one (1) Continuing Director, shall be required in order to (i) amend or terminate the Merger Agreement, or agree or consent to any amendment or termination of the Merger Agreement on behalf of the Company, (ii) extend the time for performance of, or waive, any of the obligations or other acts of Parent or Offeror under the Merger Agreement, (iii) waive any of the Company’s rights, benefits or privileges under the Merger Agreement, or (iv) make any other determination with respect to any action to be taken or not to be taken by or on behalf of the Company relating to the Merger Agreement, including the Offer and the Merger. In the event there are no Continuing Directors, Parent shall not take any of the actions referenced in clauses (i)-(vi) of the preceding sentence, inclusive.

Parent has informed the Company that it will choose the Oracle Designees from the list of persons set forth in the following table. In the event that additional Oracle Designees are required in order to constitute a majority of the Company Board, such additional Oracle Designees will be selected by Parent from among the directors and executive officers of Oracle, Parent and Offeror contained in Annex III of the Offer to Purchase, which is incorporated herein by reference. The following table, prepared from information furnished to the Company by Parent, sets forth, with respect to each individual who may be designated by Parent as an Oracle Designee, the name, age of the individual as of April 25, 2006, present principal occupation and employment history during the past five (5) years. Parent has informed the Company that each such individual is a U.S. citizen and has consented to act as a director of the Company, if so appointed or elected. If necessary, Parent may choose additional or other Oracle Designees, subject to the requirements of Rule 14f-1 under the Exchange Act. Unless otherwise indicated below, the business address of each such person is Oracle Corporation, 500 Oracle Parkway, Redwood City, CA 94065.

Name of Oracle Designee	Age	Present principal occupation or employment; Material positions held during the past five years
Lawrence J. Ellison	61	Mr. Ellison has been Chief Executive Officer and a director of Oracle since he founded Oracle in June 1977. He served as Chairman of the Board of Oracle from May 1995 to January 2004 and from May 1990 to October 1992 and President of Oracle from May 1978 to July 1996.

Name of Oracle Designee	Age	Present principal occupation or employment; Material positions held during the past five years
Jeffrey O. Henley	61	Mr. Henley has served as the Chairman of the Board of Oracle since January 2004 and as a director of Oracle since June 1995. He served as an Executive Vice President and Chief Financial Officer of Oracle from March 1991 to July 2004. Prior to joining Oracle, he served as Executive Vice President and Chief Financial Officer of Pacific Holding Company, a privately-held company with diversified interests in manufacturing and real estate, from August 1986 to February 1991. He also serves as a director of CallWave, Inc.

Safra A. Catz	44	Ms. Catz has been Chief Financial Officer of Oracle since November 2005 and a President since January 2004. She has served as a director of Oracle since October 2001. She was Interim Chief Financial Officer of Oracle from April 2005 until July 2005. She served as an Executive Vice President of Oracle from November 1999 to January 2004 and Senior Vice President of Oracle from April 1999 to October 1999.

Charles E. Phillips, Jr.	46	Mr. Phillips has been a President of Oracle and has served as a director since January 2004. He served as Executive Vice President Strategy, Partnerships, and Business Development of Oracle from May 2003 to January 2004. Prior to joining Oracle, Mr. Phillips was with Morgan Stanley & Co. Incorporated, a global investment bank, where he was a Managing Director from November 1995 to May 2003 and a Principal from December 1994 to November 1995. From 1986 to 1994, Mr. Phillips worked at various investment banking firms on Wall Street. Prior to that, Mr. Phillips served as a Captain in the United States Marine Corps as an information technology officer. Mr. Phillips also serves as a director of Viacom Inc.

Daniel Cooperman	55	Mr. Cooperman has been Senior Vice President, General Counsel and Secretary of Oracle since February 1997. Prior to joining Oracle, he had been associated with the law firm of McCutchen, Doyle, Brown & Enersen (which has since become Bingham McCutchen LLP) from October 1977, and had served as a partner since June 1983. From September 1995 until February 1997, Mr. Cooperman was Chair of the law firm’s Business and Transactions Group and from April 1989 through September 1995, he served as the Managing Partner of the law firm’s San Jose office.

None of the Oracle Designees is a director of, or holds any position with, the Company. Parent has advised the Company that, to the knowledge of Parent, except as disclosed in the Offer to Purchase, none of the Oracle Designees beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. Parent has advised the Company that to the knowledge of Parent, none of the Oracle Designees has any family relationship with any director, executive officer or key employees of the Company.

It is expected that the Oracle Designees may assume office at any time following the purchase by Offeror of a majority of outstanding Shares pursuant to the Offer, which purchase cannot be earlier than May 22, 2006, and that, upon assuming office, the Oracle Designees will thereafter constitute at least a majority of the Company Board.

Security Ownership of Certain Beneficial Owners and Management

The following table shows information regarding the beneficial ownership of the Company’s Common Stock as of April 19, 2006 by the following individuals or groups:

•	each person or entity who is known by the Company to own beneficially more than 5% of the outstanding Common Stock;

•	each executive officer of the Company named in the Executive Compensation—Summary Compensation Table of this Information Statement;

•	each director of the Company; and

•	all current directors and executive officers of the Company as a group.

Unless otherwise indicated, each of the stockholders named in the table has sole voting and investment power with respect to all securities shown as beneficially owned, subject to community property laws where applicable and to the information contained in the footnotes to the table. Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power for the shares. Shares of Common Stock subject to options currently exercisable or exercisable within 60 days of April 19, 2006 are deemed outstanding for computing the percentage ownership of the person holding the options, but are not deemed outstanding for computing the percentage ownership of any other person. Percentage of beneficial ownership is based on 43,195,525 shares of Common Stock outstanding as of April 19, 2006. Unless otherwise specified, the address of the beneficial owner is 10200 South De Anza Boulevard, Cupertino, California 95014. There are no family relationships between or among any of the officers and directors of the Company.

Name and Address	Stock Beneficially Owned	Percentage Ownership
Marc Aronson (1)	298,650	*
Maury Austin (2)	50,306	*
Jerome M. Behar (3)	5,333	*
Robert T. Bond (4)	7,000	*
Robert K. Eulau (5)	7,000	*
Bhaskar M. Gorti (6)	267,469	*
David S. Labuda (7)	2,659,332	6.16%
John E. Little (8)	7,316,697	16.94%
J. David Martin (9)	38,800	*
Richard A. Moran (10)	17,800	*
Karen M. Riley (11)	7,000	*
Steve Zielenski (12)	136,806	*
WS Capital, L.L.C. (13)	2,411,020	5.58%
Berggruen Holdings North America Ltd. (14)	3,914,191	9.07%
Oracle Systems Corporation (15)	11,278,056	24.48%
All current directors and executive officers as a group (11 persons) (16)	10,675,387	23.88%

*	Less than 1% of the outstanding shares of the Company’s Common Stock. The table is based upon information supplied by executive officers, directors and principal stockholders.
(1)	Includes 258,271 shares subject to options that are currently exercisable or will become exercisable within 60 days after April 19, 2006.
(2)	Includes 5,926 shares subject to options that are currently exercisable or will become exercisable within 60 days after April 19, 2006. Maury Austin joined Portal in June 2005 as its Chief Financial Officer.

(3)	Includes 5,333 shares subject to options that are currently exercisable or will become exercisable within 60 days after April 19, 2006.
(4)	Includes 7,000 shares subject to options that are currently exercisable or will become exercisable within 60 days after April 19, 2006.
(5)	Includes 7,000 shares subject to options that are currently exercisable or will become exercisable within 60 days after April 19, 2006.
(6)	Includes 209,586 shares subject to options that are currently exercisable or will become exercisable within 60 days after April 19, 2006.
(7)	Includes 592,726 shares subject to options that are currently exercisable or will become exercisable within 60 days after April 19, 2006. Includes 1,536,048 shares held in trust by Mr. Labuda as trustee of the David S. Labuda Separate Property Trust U/D/T dated December 30, 1998, and 66,489 shares held in the name of David Labuda. Also includes 293,002 shares of common stock held by Cindy A. Labuda, trustee of the Cindy A. Labuda Separate Property Trust U/D/T dated December 30, 1998, and 13,298 shares held in the name of Cindy Labuda. Includes 56,000 shares held in the name of the Kira Anne Labuda Trust dated 12/31/97. Also includes 25,442 shares held in the name of the Paige Elyse Labuda Trust U/T/A dated 12/28/00. Also includes 25,442 shares held in the name of the Chad Austin Labuda Trust U/T/A dated 12/28/00. Also includes 25,442 shares held in the name of the Evan Pierce Labuda Trust U/T/A dated 12/28/00. Also includes 25,443 shares held in the name of the Trevor Lee Labuda Trust U/T/A dated 12/28/00. Mr. Labuda disclaims beneficial ownership of all of these latter 450,771 shares.
(8)	Includes 6,610,305 shares held in trust by Mr. Little, 318,767 shares held by his wife and 387,625 shares subject to options that are currently exercisable or will become exercisable within 60 days after April 19, 2006. Mr. Little disclaims beneficial ownership of the 318,767 shares held by his wife.
(9)	Includes 18,800 shares subject to options that are currently exercisable or will become exercisable within 60 days after April 19, 2006.
(10)	Includes 17,800 shares subject to options that are currently exercisable or will become exercisable within 60 days after April 19, 2006.
(11)	Includes 7,000 subject to options that are currently exercisable or will become exercisable within 60 days after April 19, 2006.
(12)	Includes 92,540 shares subject to options that are currently exercisable or will become exercisable within 60 days after April 19, 2006. As of February 9, 2006, Steve Zielenski was no longer a named executive officer of the Company.
(13)

The address of WS Capital, L.L.C., a Texas limited liability company (“WS Capital”), is 300 Crescent Court, Suite 111, Dallas, Texas 75201. Includes shares for the account of (1) Walker Smith Capital, L.P., a Texas limited partnership (“WSC”), (2) Walker Smith Capital (Q.P.), L.P., a Texas limited partnership (“WSCQP”), (3) Walker Smith International Fund, Ltd., a British Virgin Islands exempted company (“WS International”) and (4) HHMI Investments, L.P., a Delaware limited partnership (“HHMI”), (ii) WSV Management, L.L.C., a Texas limited liability company (“WSV”), for the account of (1) WS Opportunity Fund, L.P., a Texas limited partnership (“WSO”), (2) WS Opportunity Fund (Q.P.), L.P., a Texas limited partnership (“WSOQP”), and (3) WS Opportunity Fund International, Ltd., a Cayman Islands exempted company (“WSO International”), and (iii) BC Advisors, LLC, a Texas limited liability company (“BCA”), for the account of (1) SRB Greenway Capital, L.P., a Texas limited partnership (“SRBGC”), (2) SRB Greenway Capital (Q.P.), L.P., a Texas limited partnership (“SRBQP”), and (3) SRB Greenway Offshore Operating Fund, L.P., a Cayman Islands limited partnership (“SRB Offshore”). WS Capital is the general partner of WS Capital Management, L.P., a Texas limited partnership (“WSC Management”), which is the general partner of WSC and WSCQP and the investment manager for WS International and the investment manager for HHMI. WSV is the general partner of WS Ventures Management, L.P., a Texas limited partnership (“WSVM”), which is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. Reid S. Walker and G. Stacy Smith are principals of WS Capital and WSV, and Patrick P. Walker is a principal of WSV. BCA is the general partner of SRB Management, L.P., a Texas limited partnership (“SRB Management”), which is the general partner of SRBGC, SRBQP and SRB Offshore. Steven R. Becker is the sole principal of BCA. Pursuant to a letter agreement, Steven R. Becker may collaborate with Reid S. Walker, G. Stacy Smith and Patrick P. Walker on investment strategies from time to time. Reid S. Walker and G. Stacy Smith are the beneficial owners of 1,359,420 shares of Common Stock, which includes (i) 1,105,620 shares beneficially owned by WS Capital and WSC Management for the accounts of WSC, WSCQP, WS International and HHMI, and (ii) 253,800 shares beneficially owned by WSV and WSVM for the accounts of WSO, WSOQP and WSO International. Patrick P. Walker is the beneficial owner of 253,800 shares of Common Stock owned by WSV and WSVM for the accounts of WSO, WSOQP and WSO International. WS Capital and WSC Management are the beneficial owners of 1,105,620 shares of Common Stock for the accounts of WSC, WSCQP, WS International and HHMI. WSV and WSVM are the beneficial owners of 253,800 shares of Common Stock for the accounts of WSO, WSOQP and WSO International. Steven R. Becker is the beneficial owner of 1,051,600 shares of Common Stock beneficially owned by BCA and SRB Management for the accounts of SRBGC, SRBQP and SRB Offshore. BCA and SRB Management are the beneficial owners of 1,051,600 shares of Common Stock for the accounts of SRBGC, SRBQP and SRB Offshore.

(14)	Berggruen Holdings North America Ltd. is a British Virgin Island corporation and a wholly owned subsidiary of Berggruen Holdings Ltd., a British Virgin Islands corporation. The address of Berggruen Holdings North America is 1114 Avenue of the Americas, Forty-first floor, New York, New York 10036. All of the shares of Berggruen Holdings Ltd. are owned by Tarragona Trust, a British Virgin Island trust. The trustee of Tarragona Trust is Maitland Trustees Limited, a British Virgin Island corporation.
(15)	Includes shares which may be deemed beneficially owned by Oracle Systems Corporation pursuant to the Tender and Voting Agreements, dated April 11, 2006 between Oracle Systems Corporation and each of the directors and executive officers of the Company. Oracle Systems Corporation disclaims beneficial ownership of such shares.
(16)	Includes 1,517,067 shares subject to options that are currently exercisable or will become exercisable within 60 days after April 19, 2006.

Company Board

The Company Board is composed of eight directors divided among three (3) classes as follows: Class I—Robert Bond, Robert Eulau and Jerome Behar; Class II—Richard Moran and Karen Riley; and Class III— David Labuda, John E. Little and J. David Martin. The Company has not held an Annual Meeting of Shareholders since January 2005 and the Company has not held elections for the Company Board since that meeting. In accordance with the Delaware General Corporation Law and the Company’s Bylaws, directors hold office until their successors are elected and qualified. Therefore, certain of the Company’s directors have continued to hold office following the expiration of their current term.

Certain information regarding the members of the Company Board as of April 19, 2006 is set forth below, including with respect to each director of the Company, the name and age of the director as of April 19, 2006, present position with the Company or principal occupation, and employment history during the past five years. As indicated above, some of the current directors may resign following the purchase of Shares by Offeror pursuant to the Offer. Each director is a U.S. citizen and there are no family relationships among any of the Company’s directors, officers or key employees.

Name of Director	Age	Current Term Expires
Jerome M. Behar (1), (4)	48	2006
Robert T. Bond (1)	63	2006
Robert K. Eulau (1), (4)	44	2006
David S. Labuda	42	2005
John E. Little	48	2005
J. David Martin (3)	50	2005
Richard A. Moran (1), (2), (3)	55	2007
Karen M. Riley (2)	52	2007

(1)	Member of Audit Committee
(2)	Member of Compensation Committee

(3)	Member of Governance & Nominating Committee
(4)	Designated financial expert

Jerome M. Behar. Mr. Behar has served as a director of the Company since February 2005. In 2002, Mr. Behar founded Financial Intelligence, LLC and is currently its Chief Executive Officer. From 2000 to 2002, Mr. Behar served as Vice President of Finance and Chief Financial Officer of MS2, Inc. Previously, he served as Vice President of Finance and Chief Financial Officer at Engineering Animation, Inc, from 1997 to 2000. Mr. Behar is also a CPA.

Robert T. Bond. Mr. Bond has served as a director of the Company since July 2004. From April 1996 to January 1998, Mr. Bond served as Chief Operating Officer of Rational Software Corporation. Prior to that, he held various executive positions at Rational Software Corporation. Mr. Bond was employed by Hewlett-Packard Company from 1967 to 1983 and held various management positions during his tenure there. Mr. Bond also serves on the board of directors of KLA-Tencor Corporation, MontaVista Software, and DecisionPoint Software.

Robert K. Eulau. Mr. Eulau has served as a director of the Company since July 2004. Since February 2006, Mr. Eulau has served as Executive Vice President and Chief Financial Officer at Alien Technology, Inc. Prior to Alien Technology, he served as Senior Vice President and Chief Financial Officer of Rambus Inc. from July 2001 to February 2006. Prior to Rambus Inc., he held various financial and marketing management positions during his sixteen years at Hewlett-Packard, most recently serving as Vice President and CFO in the Business Customer Organization.

David S. Labuda. Mr. Labuda is co-founder of the Company and has served as Chief Executive Officer and President since September 2004, and as a member of the Company Board since March 2005. He served as Chief Technology Officer of the Company from March 1994 to September 2004. Mr. Labuda in his role as Chief Technology Officer was responsible for defining the architectural vision of the Company and managing the design and integration of new technologies into the Company’s platform-based solution. From March 1994 to March 2000, Mr. Labuda also served as Vice President of Engineering for the Company.

John E. Little. Mr. Little founded the Company in March 1985. He has been a director since its inception and served as the Company’s Chief Executive Officer and President from inception to September 2004.

J. David Martin. Mr. Martin has served as a director of the Company since November 2002. Since September 2001, he has served as the Chief Executive Officer of the Young Presidents’ Organization (YPO). Mr. Martin has served as a Director of YPO’s International Board since July of 1998 including serving as Chairman of the International Board from July of 2001 to June of 2002. From October 1995 through September 2000, he served as the Chief Executive Officer and Director of Burnham Pacific Properties, a real estate investment trust listed on the New York Stock Exchange. Mr. Martin founded The Martin Group of Companies, a real estate development company, in February 1984 and served as its Chairman and Chief Executive Officer until October 1995. Since that time he has continued to serve as its Chairman of the Board. Mr. Martin also serves as a director of Intelligent Energy PLC.

Richard A. Moran. Mr. Moran has been a director of the Company since March 2003 and Chairman of the Company Board since February 2004. Since June 2002, he has served as a private consultant to various companies. Mr. Moran served as a Partner at Accenture LLP, a provider of professional consulting services, from April 1996 to June 2002, where he worked with clients in the media and entertainment, communications and technology industries. Prior to this position, Mr. Moran held management positions in several consulting firms.

Karen M. Riley. Ms. Riley has served as a director of the Company since August 2004. From May 1999 to December 2003, Ms. Riley was Senior Vice President, Global Services at Siebel Systems, a provider of business applications software. From 1979 to 1999, Ms. Riley was with IBM, an information technology, and services company, most recently as General Manager, Business Process Management Services, IBM Global Services. From 1979 to 1985, she held various management positions in IBM’s product divisions, and from 1989 to 1999, she held various executive positions in IBM’s product, sales and services units.

Information Concerning the Company Board

The Company Board held thirteen (13) meetings and acted twice by unanimous written consent during the Company’s fiscal year ended January 27, 2006.

The Company Board has a standing Audit Committee, Compensation Committee and Governance and Nomination Committee. The current charter for each of these committees is available on the investor relations page of its website, www.portal.com. The Company Board has determined that Messrs. Behar, Bond, Eulau, Martin and Moran and Ms. Riley are “independent” as defined under the rules of the NASDAQ Stock Market. The Company Board has determined that all of the members of the Audit, Compensation and Nominating Committees are “independent” as defined under the rules of the NASDAQ Stock Market.

Audit Committee

The Audit Committee of the Company Board held forty-four (44) meetings during the fiscal year ended January 27, 2006. The Audit Committee meets alone with the Company’s independent auditors, who have free access to the Audit Committee at any time. The Audit Committee consists of Messrs. Behar, Bond, Eulau and Moran, each of whom is financially literate. The Company Board has determined that Messrs. Behar and Eulau are “audit committee financial experts” as defined in Item 401(h) of Regulation S-K. The Company Board has also determined that all of the members of the Audit Committee are “independent” as defined under the rules of the NASDAQ Stock Market, including the independence requirements contemplated by Rule 10A-3 under the Exchange Act. The Audit Committee assists management in the establishment and supervision of the Company’s financial controls, evaluates the scope of the Company’s annual audit, reviews audit results, consults with management and the Company’s independent auditors prior to the presentation of financial statements to stockholders and, as appropriate, initiates inquiries into aspects of the Company’s financial affairs. The Audit Committee is also directly responsible for the appointment, compensation, retention and oversight of the work of the Company’s independent auditors, who report directly to the Audit Committee. The Audit Committee operates under a written charter adopted by the Company Board.

Compensation Committee

The Compensation Committee of the Company Board held nineteen (19) meetings, and acted by unanimous written consent twice, during the fiscal year ended January 27, 2006. The Compensation Committee consists of Mr. Moran and Ms. Riley. The Compensation Committee establishes salaries, incentives and other forms of compensation for officers and other employees of the Company. The Compensation Committee operates under a written charter adopted by the Company Board.

Governance and Nominating Committee

The Governance and Nominating Committee of the Company Board held four (4) meetings, and did not act by unanimous written consent, during the fiscal year ended January 27, 2006. The Governance and Nominating Committee consists of Messrs. Martin and Moran. The Governance and Nominating Committee is responsible for seeking, screening and recommending for nomination candidates for election to the Company Board. Criteria used by the Governance and Nominating Committee to evaluate candidates include: leadership and professional excellence; intelligence, judgment and ethics; general experience, which means at least five (5) years experience as a CEO, COO or head of a major operating division of a successful business or as a successful entrepreneur or alternatively, the individual has at least ten (10) years of significant experience in the private, government or academic sector in a general area of expertise desired by the Board; specific experience, which may be topical, geographical or market related experience; diversity of perspective; ability to influence customers or win business; ability to work actively in a collegial environment; availability; understanding of financial statements; willingness to represent and act in the interests of all stockholders of the Company rather than the interests of a particular group; and independence. The Governance and Nominating Committee operates under a written charter adopted by the Company Board.

Board Attendance

During the fiscal year ended January 27, 2006, no director attended fewer than 75% of the aggregate number of meetings of the Company Board and meetings of the committees of the Company Board on which such director served during the Company’s fiscal year ended January 27, 2006, except for Mr. Martin, who attended 71% of the meetings of the Company Board. Although the Company does not have a formal policy regarding attendance, the members of the Company Board are encouraged to attend the annual meeting of stockholders. Two (2) members of the Company Board attended the Company’s 2004 annual meeting. The Company did not hold its 2005 annual meeting of stockholders. The Company has postponed its 2005 annual stockholder meeting until after the filing of its Annual Report on Form 10-K for fiscal year ended January 28, 2005.

Compensation of Directors

The Company Board approved a cash compensation plan for the Company’s non-employee Board members which became effective February 1, 2004 (the beginning of fiscal 2005). Under this plan, each member of the Company Board receives an annual retainer of $20,000. Additional retainers are paid as follows: $50,000 for serving as the Outside Lead Director, currently Mr. Moran, (in the case of no Outside Lead Director, for an independent director serving as the Chairman of the Board), $8,000 for serving as the Audit Committee Chairperson, $6,000 for serving as the Committee Chairperson for the Compensation or Governance and Nominating Committee, and $4,000 for serving as a member on a Committee. In addition, the Company pays each non-employee member of the Company Board a $1,000 fee for each meeting attended (an additional meeting fee is paid for meetings that exceed six (6) hours). The Company pays $500 for each telephonic Company Board or Committee meeting attended. Committee meetings held on the same day as a Company Board meeting are not separately compensated. The 1999 Stock Incentive Plan (the “1999 Plan”) also contains a director fee option grant program, which is currently inactive. Should this program be activated in the future, each non-employee member of the Company Board will have the opportunity to apply all or a portion of any annual retainer fee otherwise payable in cash to the acquisition of a below-market option grant. Non-employee Directors are also entitled to a one-time option grant to acquire 14,000 shares granted upon election to the Board (and vesting over four years). Thereafter, on the date of the Company’s annual shareholder meeting, non-employee directors receive an option grant to acquire 2,400 shares (vesting immediately).

In January 2006, the Company Board amended cash compensation to the Company’s non-employee members of the Company Board. Under this amendment of the plan, each Company Board member receives an annual retainer of $25,000. Additional retainers are paid as follows: $50,000 for serving as the Outside Lead Director, currently Mr. Moran, (in the case of no Outside Lead Director, for an independent director serving as the Chairman of the Board), $8,000 for serving as the Audit Committee Chairperson, $6,000 for serving as the Committee Chairperson for the Compensation or Governance and Nominating Committee, and $4,000 for serving as a member on a Committee. In addition, the Company pays each non-employee member of the Company Board a $2,000 fee for each Company Board meeting attended in person or by teleconference (an additional meeting fee is paid for meetings that exceed six hours). The Company pays $1,000 for each Committee meeting attended in person or by teleconference. Committee meetings held on the same day as a Company Board meeting are not separately compensated. Mr. Little has so far waived receipt of cash compensation for fiscal 2006. All stock compensation as described above remains the same.

Communications with the Board or Independent Directors

Any stockholder of the Company who desires to contact the Company’s Chairman of the Board or any other members of the Company Board are permitted to do so by writing to the following address: Board of Directors, c/o Corporate Secretary, Portal Software, Inc., 10200 South De Anza Boulevard, Cupertino, California 95014. Stockholders who would like their submission directed to a specific director should so specify. Communications received in writing will be collected, organized and processed by the Company’s Corporate Secretary, who will ensure that the communications are distributed to the Chairman of the Board or the other members of the Company Board as appropriate depending on the facts and circumstances outlined in the communication received. Where the nature of a communication warrants, the Corporate Secretary may decide to obtain the more immediate attention of the appropriate committee of the Company Board or an independent director, or the Company’s management or independent advisors, as the Corporate Secretary considers appropriate.

Executive Officers of the Company

The following information indicates the name, position and age of the executive officers of the Company at April 19, 2006 and their employment history during the past five years.

Name	Age	Position
David S. Labuda	42	Chief Executive Officer and President
Marc Aronson	49	Senior Vice President, Engineering
Maury Austin	48	Senior Vice President, Chief Financial Officer
Larry S. Bercovich	47	Senior Vice President, General Counsel and Secretary
Bhaskar M. Gorti	39	Senior Vice President, Sales, Services, Marketing, Alliances and Business Development

David S. Labuda. Mr. Labuda is co-founder of the Company and has served as Chief Executive Officer and President since September 2004, and as a member of the Company Directors since March 2005. He served as Chief Technology Officer of the Company from March 1994 to September 2004. Mr. Labuda in his role as Chief Technology Officer was responsible for defining the architectural vision of the Company and managing the design and integration of new technologies into the Company’s platform-based solution. From March 1994 to March 2000, Mr. Labuda also served as Vice President of Engineering for the Company.

Marc Aronson. Mr. Aronson has served as Senior Vice President, Engineering since November 2001, as Vice President, Engineering from March 2000 to November 2001 and as Senior Director of the SETI engineering group from August 1998 to March 2000. From July 1997 to August 1998, Mr. Aronson was a Senior Engineering Director for Adobe Systems Inc., a software company, and from September 1990 to July 1997, he served as Engineering Director and in other engineering positions with Adobe.

Maury Austin. Mr. Austin has served as the Chief Financial Officer since June 2005. Prior to joining the Company, Mr. Austin was the Chief Financial Officer of Southwall Technologies Inc. from February 2004 to June 2005 and was responsible for the Financial, Investor Relations and Information Technology groups. Prior to his employment with Southwall Technologies Inc., Mr. Austin served as Chief Financial Officer of Vicinity Corporation from 2000 until its acquisition by Microsoft in 2003. Prior to Vicinity, Mr. Austin held executive management positions at Apple Computer, General Electric and Symmetricom.

Larry S. Bercovich. Mr. Bercovich has served as Vice President, General Counsel and Secretary since March 2004 until October 2004 when he was promoted to Senior Vice President, General Counsel and Secretary. From June 2002 to March 2004, he served as General Counsel for Yipes Enterprise Services, Inc., a provider of business-to-business and business-to-Internet optical IP networking services, and from March 2000 to June 2002, he served as Assistant General Counsel for Yipes Communications, Inc. From March 1997 to March 2000, Mr. Bercovich served as General Attorney for SBC Communications, Inc., a provider of telecommunications services.

Bhaskar M. Gorti. Mr. Gorti has served as Senior Vice President, Sales, Services Marketing, Alliances and Business Development since July 2005, as Senior Vice President Marketing, Alliances and Business Development since April 2003, as Senior Vice President, Strategic Alliances and Business Development since November 2002, and as Vice President, Global Alliances from June 2002 to November 2002. From March 2000 to June 2002, he served as Vice President, Global Sales and Alliances for OnDemand, Inc., a provider of relationship management software that was acquired by Chordiant Software, Inc. From November 1998 to March 2000, Mr. Gorti served as Director, Worldwide Business Development, Telecom and ISPs for Hewlett-Packard Company, a provider of enterprise systems, imaging and printing solutions and personal computing solutions and devices.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s officers and directors and persons beneficially owning more than 10% of the outstanding Common Stock of the Company to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than 10% holders of Common Stock are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on copies of such forms furnished as provided above, or written representations that no forms were required, the Company believes that for the fiscal year ended January 27, 2006, its officers, directors and owners of greater than 10% of its Common Stock complied with all Section 16(a) filing requirements applicable to them, except for a Form 4 filing that was filed on August 8, 2005 reflecting options granted to Mr. Austin on June 22, 2005.

Executive Compensation

Summary Compensation Table

The following table provides certain summary information concerning the compensation earned for services rendered in all capacities to the Company and its subsidiaries for the fiscal years ended January 27, 2006, January 28, 2005, and January 30, 2004 by the Company’s Chief Executive Officer and each of the Company’s four other most highly compensated executive officers whose salary and bonus for fiscal 2006 was in excess of $100,000. Such individuals are referred to as the named executive officers throughout this Information Statement. Executive officers who resigned or were terminated and who would have otherwise been included in such table on the basis of salary and bonus earned for fiscal 2006 have been included.

Name and Principal Position in Fiscal 2006	Fiscal Year	Salary ($)(1)	Bonus ($)(2)	Long-Term Compensation Awards Number of Shares Underlying Options	Other Compensation (3)
David S. Labuda Chief Executive Officer	2006	$360,000	—	300,000	79,787
	2005	$307,856	—	95,000	—
	2004	$276,480	—	65,000	—

Marc Aronson Senior Vice President, Engineering	2006	$271,667	—	60,000	37,677
	2005	$248,000	—	85,000	—
	2004	$247,000	—	29,000	—

Bhaskar M. Gorti Senior Vice President, Sales, Services, Marketing, Alliances and Business Development	2006	$263,602	—	210,000	57,624
	2005	$263,000	—	85,000	—
	2004	$255,833	—	50,000	—

Maury Austin Chief Financial Officer	2006	$293,077	—	250,000	44,380
	2005	—	—	—	—
	2004	—	—	—	—

Steve Zielenski (4) Senior Vice President, Global Sales & Services	2006	$230,000	—	25,000	53,191
	2005	$230,000	$41,101	85,000	—
	2004	$198,750	$60,141	16,000	—

(1)	Salary includes amounts earned in the year indicated and deferred pursuant to the Company’s 401(k) savings plan.
(2)	Bonuses for each year include amounts earned for such year, even if paid in a subsequent year, and exclude bonuses paid during such year that were earned in a prior year. In regards to Steve Zielenski, this amount also includes any commission or bonuses based off of a sales performance plan.

(3)	Restricted Stock Units.
(4)	Mr. Zielenski acted as Senior Vice President, Global Sales & Services up until February 2006.

Fiscal Year 2006 Stock Option Grants

The following table contains information concerning the grant of stock options in fiscal 2006 to the named executive officers and the potential realizable value of such stock options at assumed annual rates of stock appreciation over the terms of such stock options. No stock appreciation rights were granted to the named executive officers during fiscal 2006.

	Individual Grants
	Number of Shares Underlying Options Granted (1)	% of Total Options Granted to Employees in Fiscal Year	Exercise Price Per Share (2)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (3)
Name					5%	10%
David S. Labuda	300,000	7.93%	$2.69	3/22/15	$507,518	$1,286,150
Marc Aronson	60,000	1.59%	$2.69	2/06/15	$101,504	$257,230
Maury Austin (4)	250,000	6.61%	$2.25	6/21/15	$353,753	$896,480
Bhaskar M. Gorti	60,000	1.59%	$2.69	2/06/15	$101,504	$257,230
	150,000	3.97%	$2.175	8/31/15	$205,177	$519,958
Steve Zielenski	25,000.66%		$2.69	2/06/15	$42,293	$107,179

(1)	The grant dates for the options were February 7, 2005, March 23, 2005, June 22, 2005 and September 1, 2005. Each option has an exercise price equal to the fair market value on the grant date and will become exercisable in 48 successive equal monthly installments upon the optionee’s completion of each month of service to the Company over the 48-month period measured from the grant date. The options have a 10-year term measured from such grant date, subject to earlier termination following the optionee’s cessation of employment with the Company. In the event of an acquisition of the Company by merger or sale of all or substantially all of the assets of the Company, the options, to the extent outstanding at that time but not fully exercisable will accelerate and become exercisable for all the option shares as fully-vested shares unless the successor corporation agrees to assume the options or substitute equivalent options therefor. In addition, the options shall become immediately exercisable in the event that the optionee’s employment is involuntarily terminated without cause within 12 months following a change in control of the Company in which those options are assumed or otherwise continued in effect.
(2)	The exercise price may be paid in cash, in shares of the Company’s Common Stock valued at fair market value on the exercise date or, to the extent allowable under applicable law or the Company’s policy, through a cashless exercise procedure involving the same-day sale of the purchased shares.
(3)	The 5% and 10% rates of appreciation are specified by the rules of the SEC and do not represent the Company’s estimates or projections of future common stock prices.
(4)	Mr. Austin was granted an option to purchase 250,000 shares of the Company’s Common Stock on June 22, 2005 in connection with his appointment as the Company’s Chief Financial Officer. The option vests over a four year period, with 25% exercisable on the first anniversary of his employment with the Company and the remaining will become exercisable in 36 successive equal monthly installments upon Mr. Austin’s completion of each month of service over the 36-month period measured from the first anniversary of his employment with the Company.

Aggregate Option Exercises in Fiscal Year 2006 and Fiscal Year-End Option Values.

The following table provides information with respect to the named executive officers concerning the exercise of options during fiscal 2006 and the number and value of unexercised options held as of the end of the last fiscal year. No stock appreciation rights were exercised by the named executive officers during the fiscal 2006, and no stock appreciation rights were held by them at the end of fiscal 2006.

	Shares Acquired on Exercise	Aggregate Value Realized	Number of Shares Underlying Unexercised Options at Fiscal 2006 Year-End		Value of Unexercised in-the-Money Options at Fiscal Year-End (1)
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
David S. Labuda	0	0	424,630	331,670	$25,625	$4,375
Marc Aronson	0	0	224,232	98,833	$12,917	$2,916
Maury Austin	0	0	0	250,000	$0	$87,500
Bhaskar M. Gorti	0	0	158,855	241,145	$12,913	$58,057
Steve Zielenski	0	0	94,769	78,541	$6,852	$2,180

(1)	Based on the closing price of our common stock on January 27, 2006 ($2.60).

Employment Contracts, Termination of Employment and Change in Control Arrangements

The Company’s directors and executive officers have entered into, or participate in, as applicable, the various agreements and arrangements discussed below.

The Company entered into a change in control agreement with Mr. Labuda on February 9, 2005; Mr. Aronson on August 30, 2002; Mr. Austin on June 22, 2005; and Mr. Gorti on November 26, 2002. Each agreement provides for severance payments to each officer totaling three (3) times that officer’s annual base salary and target bonus compensation and for accelerated vesting of all of such officer’s then unvested options in the event that the officer is terminated without cause (or resigns in connection with a material reduction in responsibilities or compensation) within twelve (12) months following a change in control of the Company. In addition, the Compensation Committee as plan administrator of the 1999 Plan has the authority to grant options and to structure repurchase rights under that plan so that the shares subject to those options or repurchase rights will immediately vest in connection with a change in control of the Company, whether by merger, asset sale, successful tender offer for more than 50% of the outstanding voting stock or by a change in the majority of the Company Board by reason of one or more contested elections for board membership, with this vesting to occur either at the time of this change in control or upon the subsequent involuntary termination of the individual’s service within a designated period, not to exceed eighteen (18) months, following a change in control.

On April 11, 2006, the Company Board approved amendments to the change in control agreements for Messrs. Labuda, Gorti and Aronson, provided such amendments will be null and void and have no effect if the Merger is not consummated. Each such change in control agreements was amended to eliminate such executive officer’s ability to resign for good reason as a result of a material reduction in that executive officer’s duties and responsibilities or level of management to which that executive officer reports following the change of control, and reduce the period such officer will receive continued benefits following his termination from thirty-six (36) months to eighteen (18) months.

On January 23, 2006, the Company entered into a severance agreement with Mr. Bercovich, as approved by the Compensation Committee of the Company Board. The severance agreement is a replacement to the change in control agreement previously in effect for Mr. Bercovich dated November 5, 2004, which was not renewed in November 2005. The new severance agreement will remain in effect until December 31, 2008. The terms of the severance agreement provide, in pertinent part, that in the event of an involuntary termination of Mr. Bercovich’s employment by the Company without cause at any time or a termination by Mr. Bercovich for good reason during the period commencing with the execution of a definitive agreement relating to a change in control of the

Company by merger, consolidation, sale of all or substantially all of the assets or capital stock of Company or a change in the composition of a majority of the Company Board in connection with certain contested elections and ending twelve (12) months after the consummation of that change in control event or (if earlier) the termination of the definitive agreement, Mr. Bercovich will be entitled to the following: (1) a cash severance equal to base salary of one (1) year to be paid in twelve (12) successive equal monthly installments over the one (1) year period following date of termination; (2) each outstanding option granted prior to November 18, 2005 to the extent outstanding at that time but not fully exercisable, will immediately accelerate and become exercisable; (3) restricted stock units awarded prior to November 18, 2005 shall fully vest and the underlying shares shall become immediately issuable; (4) the Company will, at its expense, continue to provide Mr. Bercovich and his eligible dependents with healthcare coverage under the Company’s medical and dental plans until the earlier of (i) expiration of the twelve (12) month period measured from the date of termination or (ii) the first date covered under another employer’s health benefit program which provides substantially the same level of benefits without exclusion for pre-existing medical conditions; and (5) to the extent any bonuses which have been earned but remain unpaid at the time of termination, those bonuses shall be paid within ten (10) business days following termination date or at such later date as is necessary. The severance benefits will be subject to Mr. Bercovich’s compliance with certain restrictive covenants and execution of a general release in favor of the Company.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee is an officer or employee of the Company. No interlocking relationship exists between the Company Board or Compensation Committee and the board of directors or compensation committee of any other company, nor has such an interlocking relationship existed in the past.

Certain Relationships and Related Transactions

Neither the Company nor any of its directors, nominees, officers, or beneficial owners of more than five percent of the outstanding Common Stock, or any immediate family member of the foregoing, are, or during fiscal year 2006 at any time were, or are proposed to be, parties to, or have a direct or indirect material interest in, any relationships or transactions, or series of related transactions, described in Item 404 of Regulation S-K promulgated by the SEC.

Annex II

[LETTERHEAD OF CIBC WORLD MARKETS CORP.]

April 11, 2006

The Board of Directors

Portal Software, Inc.

10200 South De Anza Boulevard

Cupertino, California 95014

Members of the Board:

You have asked CIBC World Markets Corp. (“CIBC World Markets”) to render a written opinion (“Opinion”) to the Board of Directors of Portal Software, Inc. (“Portal”) as to the fairness, from a financial point of view, to the holders of the common stock of Portal, other than Oracle Systems Corporation (“Oracle”), Potter Acquisition Corporation, a wholly owned subsidiary of Oracle (“Merger Sub”), and their respective affiliates, of the Cash Consideration (as defined below) provided for in the Agreement and Plan of Merger, dated as of April 11, 2006 (the “Merger Agreement”), among Portal, Oracle and Merger Sub. The Merger Agreement provides that, among other things, (i) Merger Sub will commence a tender offer to purchase all outstanding shares of the common stock, par value $0.001 per share, of Portal (“Portal Common Stock”) at a purchase price of $4.90 per share, net to the seller in cash (the “Cash Consideration” and, such tender offer, the “Tender Offer”), and (ii) subsequent to the Tender Offer, Merger Sub will be merged with and into Portal pursuant to which each outstanding share of Portal Common Stock not previously tendered in the Tender Offer will be converted into the right to receive the Cash Consideration (the “Merger” and, together with the Tender Offer, the “Transaction”).

In arriving at our Opinion, we:

(a)	reviewed the Merger Agreement;

(b)	reviewed audited financial statements of Portal for the fiscal year ended January 31, 2004 and a draft of unaudited financial statements of Portal prepared by the management of Portal for the fiscal year ended January 31, 2005;

(c)	reviewed a draft of Portal’s Annual Report on Form 10-K for the fiscal year ended January 31, 2005 prepared by the management of Portal;

(d)	reviewed estimated financial data relating to Portal for the fiscal year ended January 31, 2006 and financial forecasts and estimates relating to Portal for the fiscal year ending January 31, 2007, as prepared by the management of Portal;

(e)	held discussions with the senior management of Portal with respect to the business and prospects of Portal;

(f)	reviewed historical market prices and trading volumes for Portal Common Stock;

(g)	reviewed and analyzed certain publicly available financial data for companies that we deemed generally comparable to Portal;

(h)	reviewed and analyzed certain publicly available information for transactions that we deemed relevant in evaluating the Transaction;

(i)	reviewed the premiums paid, based on publicly available information, in public transactions we deemed relevant in evaluating the Transaction;

(j)	reviewed other public information concerning Portal; and

(k)	performed such other analyses, reviewed such other information and considered such other factors as we deemed appropriate.

The Board of Directors

Portal Software, Inc.

April 11, 2006

In rendering our Opinion, we relied upon and assumed, without independent verification or investigation, the accuracy and completeness of all of the financial and other information provided to or discussed with us by Portal and its employees, representatives and affiliates or otherwise reviewed by us. The management of Portal has advised us that it has only prepared financial forecasts for Portal through the fiscal year ending January 31, 2007 and, accordingly, we have not undertaken an analysis of the future financial performance or cash flows of Portal beyond fiscal year ending January 31, 2007. With respect to the unaudited financial statements of Portal referred to above, we have assumed, with the consent of Portal, without independent verification or investigation, that adjustments (if any) to such financial statements when audited in accordance with generally accepted accounting principles will not in any respect be material to our analyses. With respect to the financial forecasts and estimates relating to Portal utilized in our analyses, we have assumed, at the direction of the management of Portal, without independent verification or investigation, that such forecasts and estimates were reasonably prepared on bases reflecting the best available information, estimates and judgments of the management of Portal as to the future financial condition and operating results of Portal.

We have assumed, with the consent of Portal, that the Transaction will be consummated in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement and in compliance with all applicable laws and other requirements and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Portal or the Transaction. We have neither made nor obtained any independent evaluations or appraisals of the assets or liabilities, contingent or otherwise, of Portal. We are not expressing any opinion as to the underlying valuation, future performance or long-term viability of Portal. We express no view as to, and our Opinion does not address, any terms or other aspects of the Transaction (other than the Cash Consideration to the extent expressly specified herein). As you are aware, at the direction of Portal, we solicited indications of interest from, and held preliminary discussions with, selected third parties regarding the possible acquisition of Portal but, in accordance with the instructions of Portal, did not continue to solicit indications of interest from third parties or pursue such discussions following the decision of the Board of Directors of Portal to enter into exclusive negotiations with Oracle. We express no view as to, and our Opinion does not address, the underlying business decision of Portal to proceed with or effect the Transaction nor does our Opinion address the relative merits of the Transaction as compared to any alternative business strategies that might exist for, or other acquisition proposals received by, Portal or the effect of any other transaction in which Portal might engage. Our Opinion is necessarily based on the information available to us and general economic, financial and stock market conditions and circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that, although subsequent developments may affect this Opinion, we do not have any obligation to update, revise or reaffirm the Opinion.

As part of our investment banking business, we are regularly engaged in valuations of businesses and securities in connection with acquisitions and mergers, underwritings, secondary distributions of securities, private placements and valuations for other purposes.

We have acted as financial advisor to Portal in connection with the Transaction and will receive a fee for our services, a portion of which will be payable upon delivery of this Opinion and a significant portion of which is contingent upon consummation of the Transaction. In the ordinary course of business, CIBC World Markets and its affiliates may actively trade securities of Portal and Oracle for our and their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Based upon and subject to the foregoing, and such other factors as we deemed relevant, it is our opinion that, as of the date hereof, the Cash Consideration to be received in the Transaction by holders of Portal Common Stock

The Board of Directors

Portal Software, Inc.

April 11, 2006

(other than Oracle, Merger Sub and their respective affiliates) is fair, from a financial point of view, to such holders. This Opinion is for the use of the Board of Directors of Portal in its evaluation of the Transaction and does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares of Portal Common Stock in the Tender Offer or how such stockholder should vote or act with respect to any matters relating to the Transaction.

Very truly yours,

/s/ CIBC World Markets Corp.

CIBC WORLD MARKETS CORP.